Exhibit 99.1

Wi-LAN Inc.

Annual Information Form

For the Year Ended December 31, 2016

February 10, 2017

Table of Contents

Forward-Looking and Other Statements	3
General Matters	3

Glossary of Certain Terms	4

1. Corporate Structure	5
2. General Development of the Business	5
Summary	5
3 Year History: Fiscal 2014 (January 1, 2014 to December 31, 2014)	6
3 Year History: Fiscal 2015 (January 1, 2015 to December 31, 2015)	9
3 Year History: Fiscal 2016 and Recent Developments (January 1, 2016 to February 8, 2017)	13
3. Description of the Business	16
Employees	19
Risk Factors	19
4. Dividends	37
5. Capital Structure	37
Common Shares	38
Special Preferred Shares	38
Preferred Shares	38
Shareholder Rights Plan	39
6. Market for Securities	39
Trading Price and Volume of Common Shares	39
7. Directors and Officers	40
Directors	40
Executive Officers	41
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	42
8. Audit Committee Information	43
Audit Committee Charter	43
Composition	43
Education and Experience	43
Pre-approval of Non-audit Services	44
9. Legal Proceedings	44
10. Interests in Material Transactions	45
11. Transfer Agent and Registrar	45
12. Material Contracts	45
13. Interests of Experts	45
14. Additional Information	45

Appendix “A” – Wi-LAN Inc. - Audit Committee Mandate	46

Forward-Looking and Other Statements

All statements, other than statements of historical facts, included in this Annual Information Form regarding the strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of Wi-LAN Inc. (“WiLAN” or the “Company”) and its management are forward-looking statements. When used in this Annual Information Form, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. WiLAN cannot guarantee that the Company will actually achieve the plans, intentions or expectations disclosed in any of these forward-looking statements or statements of “belief” and undue reliance should not be placed on any such forward-looking statements or statements of “belief”.

All forward-looking statements and statements of “belief” contained in this Annual Information Form are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under the heading “Risk Factors” in this Annual Information Form and other factors discussed in other sections of this Annual Information Form. Readers of this Annual Information Form are advised and cautioned to carefully review all such “Risk Factors”. These factors and the other cautionary statements made in this Annual Information Form should be read as being applicable to all forward-looking statements and statements of “belief” wherever they appear in this Annual Information Form.

Any forward-looking statements and statements of “belief” represent the Company’s estimates as of the date of this Annual Information Form only and should not be relied upon as representing WiLAN’s estimates as of any subsequent date. The Company assumes no responsibility for the accuracy and completeness of any forward-looking statements and statements of “belief” and, except as required by law, WiLAN does not assume any obligation to update any forward-looking statements or statements of “belief”. The Company disclaims any intention or obligation to update or revise any forward-looking statements or statements of “belief”, whether as a result of new information, future events or otherwise.

General Matters

Market data and industry forecasts used in this Annual Information Form were obtained from various publicly available sources. Although WiLAN believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified.

“Wi-LAN” and “WiLAN” are the Company’s trade names and “Wi-LAN” is a registered trade-mark in Canada and the United States. This Annual Information Form also includes references to trade names and trade-marks of other companies, which trade names and trade-marks are the properties of their respective owners.

In this Annual Information Form, references to “Common Shares” relate to common shares in the capital of WiLAN and references to the “Board” relate to the Company’s Board of Directors.

Unless otherwise indicated, all financial information in this Annual Information Form is reported in United States dollars.

Glossary of Certain Terms

In addition to the terms defined in the body of this Annual Information Form, the following terms used in this Annual Information Form have the meanings set forth below unless otherwise specified.

“040 patent” means U.S. patent number 8,311,040.

“640 patent” means U.S. patent number 8,315,640.

“802 patent” means U.S. patent number RE37,802.

“CAFC” means the U.S. Court of Appeal for the Federal Circuit.

“CBCA” means the Canada Business Corporations Act.

“EDTX Court” means the U.S. District Court for the Eastern District of Texas.

“IEEE” means the Institute of Electrical and Electronics Engineers, Inc.

“LTE” stands for “Long Term Evolution” and represents a high performance air interface for cellular mobile communications systems designed to increase the capacity and speed of mobile telephone networks.

“NASDAQ” means the NASDAQ Global Select Market.

“SDFL Court” means the U.S. District Court for the Southern District of Florida.

“SEC” means the U.S. Securities and Exchange Commission.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“USPTO” means the U.S. Patent and Trademark Office.

“Wi-Fi” is the underlying technology of wireless local area networks based on various IEEE 802.11 specifications.

1.Corporate Structure

WiLAN was continued as a corporation under the CBCA on August 2, 2007 and was amalgamated with three of its wholly-owned subsidiaries, Wi-LAN V-Chip Corp., Wi-LAN Technologies Corporation and 7248091 Canada Inc. under the CBCA on October 1, 2009.

The Company was originally incorporated under the Business Corporations Act (Alberta) as 529144 Alberta Ltd. on May 14, 1992 and amended its articles of incorporation to change its name to “Wi-LAN Inc.” on October 29, 1992. On October 3, 1994, WiLAN amended its articles to remove the prohibition on inviting the public to subscribe for the Company’s securities and, on March 24, 1998, amended its articles to remove its remaining private company restrictions and to reorganize its share capital.

WiLAN has eight significant wholly-owned subsidiaries:

•	Polaris Innovations Limited, which is 100% owned directly by the Company and is incorporated under the Companies Act of the Republic of Ireland;

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WiLAN International Inc., WiLAN International Hong Kong Inc., WiLAN International Japan Inc. and WiLAN International Taiwan Inc., which are 100% owned directly by the Company and are incorporated under the CBCA; and

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Wi-LAN Technologies Inc. (100% owned directly by WiLAN), Collabo Innovations, Inc. (100% owned by WiLAN Technologies Inc.) and North Star Innovations, Inc. (100% owned by WiLAN Technologies Inc.), each of which is incorporated under the General Corporation Law of the State of Delaware.

The Company has other indirect subsidiaries through which it conducts portions of its business and all of which are, directly or indirectly, wholly-owned by WiLAN. None of those subsidiaries, individually or collectively, either hold assets that exceed 10% of WiLAN’s consolidated assets for its 2016 fiscal year or have revenues that exceed 10% of the Company’s consolidated revenue for its 2016 fiscal year.

WiLAN’s head and registered office is located at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, Canada; the Company’s US headquarters are located at 600 Anton Boulevard, Suite 1350, Costa Mesa, California, USA.

WiLAN maintains a website at www.wilan.com; the information on which website is not and should not be considered part of, or incorporated by reference into, this Annual Information Form.

2.General Development of the Business

Summary

WiLAN is a leading technology innovation and licensing company. Through internal research and development, acquisitions from third-parties and strategic partnerships with third-parties, the Company has acquired patents and patent applications in many different countries, which it has licensed to more than 355 companies in many technology markets around the world.

WiLAN was founded in 1992 as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented by the Company’s founding team and engineers led to the commercialization of advanced broadband wireless equipment 20 years ago.

Both directly and through its wholly-owned subsidiaries, WiLAN partners with third-party patent inventors and owners to unlock the value within their patents by securing licenses to these patents which the third-party patent inventors and owners would otherwise be unable to license.

More than 355 companies have licensed various technologies licensed by WiLAN and its subsidiaries including Alcatel-Lucent USA Inc., Atheros Communications, Inc., BlackBerry Limited, Broadcom Corporation, Cisco Systems Inc., Dell Inc., GLOBALFOUNDRIES Inc., Hewlett-Packard Company, Infineon Technologies AG, Intel Corporation, Kyocera Corporation, LG Electronics, Inc., Marvell Semiconductor, Inc., Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Netflix, Inc., Nikon Corporation, Panasonic Corporation, Samsung Electronics Co., Ltd., Sharp Corporation, Sierra Wireless America, Inc., Stryker Corporation, Texas Instruments and Toshiba Corporation.

3 Year History: Fiscal 2014 (January 1, 2014 to December 31, 2014)

In its 2014 fiscal year, WiLAN announced that the Company or a WiLAN subsidiary had entered into the following patent license agreements or patent license agreement renewals:

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an agreement with Toshiba Corporation to end pending litigation before the SDFL Court concerning certain television patents, as part of which agreement Toshiba Corporation received a license to certain WiLAN patents announced on January 9, 2014;

•	a license with a wireless carrier in the United States for certain patents related to wireless network management announced on April 2, 2014;

•	a multi-year running royalty license with Bluegrass Cellular applying to the management of wireless cellular phone services, including current generation LTE networks announced on June 3, 2014;

•	a license renewal with Archos S.A. relating to a broad portfolio of wireless patents announced on June 10, 2014;

•	a license with Nokia Networks relating to a broad portfolio of wireless patents used in a range of wireless infrastructure products announced on July 7, 2014;

•	a multi-year license with Sony Corporation relating to WiLAN’s portfolio of television technologies announced on July 10, 2014;

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a license between the Company’s subsidiary Open Networks Solutions Inc. and Koninklijke Philips N.V. and Philips Electronics North America Corporation relating to networking capabilities of non-standard devices announced on July 23, 2014;

•	a license renewal with ATEN Technology, Inc. relating to certain wireless technologies announced on August 6, 2014;

•	a license renewal agreement with Aluratek, Inc. relating to certain wireless technologies announced on August 14, 2014;

•	a license between Open Networks Solutions Inc. and Wincor Nixdorf International GmbH and

Wincor Nixdorf Inc. relating to networking capabilities of non-standard devices announced on September 15, 2014;

•	a license renewal with Grace Digital Inc. relating to certain wireless technologies announced on September 22, 2014;

•	a license renewal with Allied Telesis Inc. relating to certain wireless and wireline technologies announced on September 25, 2014;

•	a license with Asurion LLC relating to certain data device security technologies announced on September 29, 2014;

•	a license with Stryker Corporation relating to certain medical stent technology announced on September 29, 2014;

•	a license with Union Wireless relating to the management of wireless cellular phone services, including current generation LTE networks, announced on September 30, 2014;

•	a license with Mastercard Corporation relating to networking capabilities of non-standard devices announced on October 3, 2014;

•	a license with Nautilus Hyosung America Inc. relating to networking capabilities of non-standard devices announced on October 6, 2014;

•	a license renewal with Inscape Data Corporation relating to certain wireless technologies announced on October 14, 2014; and

•	a license with NEC Mobile Communications Ltd. relating to certain wireless technology patents used in a range of mobile handset products announced on November 10, 2014.

In its 2014 fiscal year, the Company announced the following litigation developments:

•	on February 24, 2014, WiLAN announced that Hon Hai and the Company had reached an agreement to dismiss all pending litigations between them;

•	on April 9, 2014, the Company announced that U.S. District Judge Rodney Gilstrap had ruled that claims 1 and 10 of the 802 patent were improperly invalidated by the jury in the 2011 Wireless Action;

•	on April 21, 2014, WiLAN announced that it has filed an appeal with the CAFC in the 2011 Wireless Action;

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on August 1, 2014, the Company announced the CAFC had ruled in WiLAN’s favour concerning the proper interpretation of a contract entered into by the Company with Ericsson, Inc. and Telefonaktiebolaget LM Ericsson; and

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on October 1, 2014, WiLAN provided a litigation update announcing, amongst other things, that U.S. District Court Judge Dana M. Sabraw had issued a ruling granting Apple’s motion for summary judgment in the actions commenced by WiLAN claiming infringement of the 640 patent and the 040 patent.

In its 2014 fiscal year, WiLAN announced that the Company had entered into patent acquisition or patent partnership agreements relating to each of the following:

•	a patent portfolio relating to technology used in automotive headlights announced on April 1, 2014;

•	a patent portfolio relating to automotive diagnostic technology announced on April 10, 2014;

•	patented technologies involving the operation of irrigation control systems announced on April 16, 2014;

•	patented technology involving networking capabilities of non-standard devices announced on April 22, 2014;

•	a patent portfolio relating to medical stent technology announced on June 10, 2014;

•	a portfolio of patents used widely in electronic devices involving non-volatile memory announced on July 8, 2014;

•	more than 30 patents and applications related to orthopedic technologies from The Hospital for Special Surgery announced on August 14, 2014;

•	patents that relate to technology used in smart meters deployed in the energy market announced on September 16, 2014;

•	certain patents related to vending machine systems announced on October 20, 2014;

•	a portfolio of patents related to semiconductor packaging announced on October 29, 2014;

•	patents related to touch keypads used in consumer electronic devices announced on November 5, 2014;

•	patents related to lighting and building systems technologies announced on November 6, 2014;

•	patents relating to the control of LED lighting used in certain residential applications announced on November 13, 2014; and

•	a portfolio of patents related to power inverter technology announced on December 15, 2014.

On May 14, 2014, WiLAN announced that the Board had concluded its previously announced strategic review process. Following a comprehensive process involving financial advisor Canaccord Genuity, the Board determined that it was in the Company’s and its shareholders’ best interests to execute an updated business plan focused on business diversification, licensing partnerships, improved profitability and increasing the return of cash generated from operations to shareholders. WiLAN also announced that the Board had approved the entering into of a normal course issuer bid to repurchase for cancellation up to a maximum of 10% of the issued and outstanding Common Shares subject to the receipt of regulatory and other approvals.

On June 17, 2014, the Company announced that former Board member Mr. Paul Richman would be rejoining the Company in the capacity of Senior Advisor to the Board and management.

On June 19, 2014, WiLAN announced that all of management’s nominees listed in its May 19, 2014 management proxy circular had been elected as directors of the Company at WiLAN’s June 18, 2014 annual shareholders’ meeting. WiLAN also confirmed that shareholders had approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors, WiLAN’s new shareholder rights plan, a reduction to of the Company’s stated capital, certain amendments to WiLAN’s By-Law No.1 and the Company’s new By-Law No.2.

On October 8, 2014, the Company announced that a wholly-owned WiLAN subsidiary had entered into an agreement with RPX Corporation.

On November 3, 2014, WiLAN announced that it had moved its U.S. headquarters to San Diego, California from Ft. Lauderdale, Florida.

On December 1, 2014, the Company announced that it entered into a new multi-year licensing partnership agreement with SENSIO Technologies Inc., building on their prior 2012 agreement, granting WiLAN all rights to license a number of additional SENSIO patents related to 3D technologies for digital displays including SENSIO S2D Switch technology and technology related to temporal interpolation.

During fiscal 2014, WiLAN entered into new or renewed license agreements with 29 entities including Aluratek Inc., ARCHOS S.A., Aten Technology Inc. and InFocus Corporation.

3 Year History: Fiscal 2015 (January 1, 2015 to December 31, 2015)

Between January 1, 2015 and December 31, 2015, WiLAN announced that the Company or a WiLAN subsidiary had entered into the following patent license agreements or patent license agreement renewals:

•	a license renewal with InFocus Corporation relating to certain wireless technologies announced on January 5, 2015;

•	a license between Open Networks Solutions Inc. and Hisense Company Limited relating to networking capabilities announced on January 6, 2015;

•	a license renewal with TRENDnet, Inc. announced on January 8, 2015;

•	a license between Open Networks Solutions Inc. and each of Brother Industries Ltd. and Brother International Corporation settling pending litigation announced on February 2, 2015;

•

a license between Open Networks Solutions Inc. and each of Yamaha Corporation and Yamaha Corporation of America, Inc. relating to certain technologies, including point of sale terminals, printers and smart TVs, to communicate on a network announced on February 11, 2015;

•	a license renewal with Firetide, Inc. relating to certain wireless technologies announced on February 12, 2015;

•	a license between the Company’s subsidiary MCU Clocking Solutions, Inc. and Texas Instruments Inc. relating to microcontroller technology settling pending litigation announced on February 26, 2015;

•	a license between the Company’s subsidiary Back Bay Medical Inc. and each of EV3 Inc. and Covidien Holding Inc. settling pending litigation announced on March 2, 2015;
•	a license between the Company’s subsidiary PLL Technologies, Inc. and Texas Instruments Inc.

relating to phased locked loop technology settling pending litigation announced on March 12, 2015;

•	a license between the Company’s subsidiary Variable Lighting LLC and Apex Chance Limited relating to LED lighting technology announced on April 13, 2015;

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a license between the Company’s subsidiary Smart Irrigation Solutions, Inc. and The Toro Company relating to irrigation control system technologies settling pending litigation announced on April 27, 2015;

•	a license renewal with Xirrus, Inc. relating to certain wireless technologies announced on April 27, 2015;

•	a license between the Company’s subsidiary Collabo Innovations, Inc. and an un named party relating to semiconductor packaging technology settling pending litigation announced on May 1, 2015;

•	a license renewal with GammaTech Computer Corporation relating to certain wireless technologies announced on May 26, 2015;

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a license between the Company’s subsidiary Intuitive Building Controls, Inc. and Acuity Brands, Inc. relating to network lighting controller technology settling pending litigation announced on June 25, 2015;

•	a license between Back Bay Medical Inc. and each of Codman & Shurtleff, Inc. and Cordis Corporation settling pending litigation announced on July 6, 2015;

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a license between Open Networks Solutions Inc. and Lexmark International, Inc. relating to certain technologies, including point of sale terminals, printers and smart TVs, to communicate on a network announced on September 2, 2015;

•	a license between Collabo Innovations, Inc. and STATS Chip PAC Ltd. relating to semiconductor packaging technology announced on September 9, 2015;

•	a license between the Company’s subsidiary Orthopedic Innovations Inc. and Smith & Nephew Inc. relating to certain orthopedic technologies announced on September 10, 2015;

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a license between Open Networks Solutions Inc. and Xerox Corporation relating to certain technologies, including point of sale terminals, printers and smart TVs, to communicate on a network announced on September 14, 2015;

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a license between the Company’s subsidiary Advanced Microscopy Inc. and Nikon Corporation relating to certain enhanced image processing technologies settling pending litigation announced on September 16, 2015;

•	a license between Advanced Microscopy Inc. and Olympus Corporation relating to certain enhanced image processing technologies settling pending litigation announced on September 22, 2015;

•	a license between Collabo Innovations, Inc. and ON Semi relating to image sensing technology announced on October 1, 2015;

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a license between the Company’s subsidiary Mobile Data Off-Loading Inc. and MobileDemand LLC relating to technologies transferring communications between Wi-Fi and cellular wireless networks announced on October 5, 2015;

•	a license between Orthopedic Innovations and DJO Global, Inc. relating to certain orthopedic technologies settling pending litigation announced on October 6, 2015;

•	a license between Advanced Microscopy Inc. and Leica Microsystems, Inc. relating to certain enhanced image processing technologies settling pending litigation announced on November 9, 2015;

•	a license between Collabo Innovations, Inc. and Powertech Technology Inc. relating to semiconductor packaging technology announced on November 30, 2015;

•	a license between the Company’s subsidiary SEQ VEND Technologies Inc. and Crane Co. relating to certain vending machine system technologies settling pending litigation announced on December 1, 2015;

•	a license between the Company and Vertu Corporation relating to certain wireless technologies announced on December 9, 2015;

•	a license between Advanced Microscopy Inc. and Keyence Corporation of America settling pending litigation announced on December 21, 2015;

•	a license between the Company and NEC Corporation relating to certain wireless technologies announced on December 22, 2015;

•	a license between the Company’s subsidiary Copy Protection LLC and Netflix, Inc. settling pending litigation announced on December 23, 2015;

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a license between the Company and Kyocera Corporation relating to certain wireless technologies settling pending litigation between the Company and certain Kyocera Corporation affiliates announced on December 29, 2015; and

•	a license between Collabo Innovations, Inc. and Toshiba Corporation relating to image sensing technology settling pending litigation announced on December 30, 2015.

Between January 1, 2015 and December 31, 2015, WiLAN announced that the Company had entered into patent acquisition or patent partnership agreements relating to each of the following:

•	a portfolio of patents related to power management in semiconductor devices and systems announced on January 7, 2015;

•	a portfolio of patents related to peripheral connection technologies enabling connection, communication and power supply between consumer electronic devices announced on January 13, 2015;

•	a portfolio of patents related to enhanced image processing technologies announced on April 9, 2015;

•	a portfolio of patents related to technology that seamlessly transfers communications between Wi-Fi and cellular wireless systems announced on May 21, 2015;

•	a portfolio of patents related to the automation of industrial facilities including manufacturing plants and refineries announced on May 28, 2015;

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a portfolio of more than 7,000 patents and applications in technology areas including DRAM, FLASH memory, semiconductor processes, semiconductor manufacturing, lithography, packaging, semiconductor circuitry and memory interfaces having broad applicability to semiconductor products, originally owned by Qimonda AG from Infineon Technologies AG announced on June 2, 2015;

•	a portfolio of patents related to microphone technologies announced on June 10, 2015;

•	a portfolio of patents related to surgical ablation and irrigation systems announced on July 20, 2015; and

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a portfolio of more than 3,300 patents and applications in technology areas including processors, memory, semiconductor packaging, wireless and the “Internet of Things”, among others, from Freescale Semiconductor announced on November 4, 2015.

On February 17, 2015, WiLAN announced that Open Networks Solutions Inc. had resolved its then pending litigation with Diebold Incorporated.

On May 14, 2015, WiLAN announced that all of management’s nominees listed in its April 13, 2015 management proxy circular had been elected as directors of the Company at WiLAN’s May 13, 2015 annual shareholders’ meeting. WiLAN also confirmed that shareholders had approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors and the approval of a resolution to increase the number of Common Shares issuable pursuant to WiLAN’s employee stock purchase plan by 300,000 Common Shares.

On May 22, 2015, WiLAN announced that, in its litigation against Ericsson, Inc. and Telefonaktiebolaget LM Ericsson before the SDFL Court, Judge Donald M. Middlebrooks had granted motions for summary judgment brought by Ericsson, Inc. and Telefonaktiebolaget LM Ericsson on the three patents at issue in this matter ruling that two of the patents were not infringed by Ericsson, Inc. and Telefonaktiebolaget LM Ericsson and that the other patent was invalid. Judge Middlebrooks agreed with WiLAN, however, that no “most favored licensee” provisions related to any of these patents. As discussed below, the Company subsequently appealed this matter to the CAFC.

On June 29, 2015, the Company announced that its President and Chief Executive Officer, James Skippen had advised the Board that he intended to retire from his positions with WiLAN within the next year.

On November 4, 2015, WiLAN announced a number of repositioning initiatives. Specifically, the Company announced that: Mr. Skippen would be postponing his previously announced retirement; WiLAN would undergo a restructuring of approximately 30% of its workforce to reduce cash operating expenses by $8-10 million per year; the Company was reducing its annual dividend from CDN$0.21 to CDN$0.05 with future dividend payments being subject to the Board’s ongoing quarterly evaluation and approval; and that WiLAN’s current estimated revenue backlog position, being its estimate of revenue yet to be recorded from signed license agreements, was in a range of between $190.0 and $225.0 million.

During fiscal 2015, WiLAN has entered into new or renewed license agreements with close to 50 entities including Netflix, Inc., Texas Instruments Inc. and Toshiba Corporation.

3 Year History: Fiscal 2016 and Recent Developments (January 1, 2016 to February 8, 2017)

Between January 1, 2016 and February 8, 2017, WiLAN announced that the Company or a WiLAN subsidiary had entered into the following patent license agreements or patent license agreement renewals:

•	a license between the Company’s subsidiary Automation Middleware Solutions, Inc. and Yokogawa Electric Corporation relating to industrial facility automation technologies announced on January 5, 2016;

•	a license between Advanced Microscopy Inc. and BioTek Instruments, Inc. relating to certain enhanced image processing technologies settling pending litigation announced on January 6, 2016;

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a license between the Company’s subsidiary Polaris Innovations Limited and GLOBALFOUNDRIES Inc. relating to foundry process technologies and application-specific integrated circuit technologies announced on January 11, 2016;

•	a license between Advanced Microscopy Inc. and FEI Company relating to certain enhanced image processing technologies settling pending litigation announced on January 13, 2016;

•

a license between the Company’s subsidiary North Star Innovations, Inc. and GLOBALFOUNDRIES Inc. relating to foundry process technologies and application-specific integrated circuit technologies announced on January 19, 2016;

•	a license between Advanced Microscopy Inc. and Thermo Fisher Scientific Inc. relating to certain enhanced image processing technologies settling pending litigation announced on January 25, 2016;

•

an agreement granting Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) licenses to certain Polaris Innovations Limited and WiLAN patents relating to semiconductor process technology for TSMC’s foundry services, together with the transfer of up to 400 patents or applications from WiLAN to TSMC announced on April 1, 2016;

•	a license between Intuitive Building Controls, Inc. and Control4 Corporation resolving pending litigation announced on April 13, 2016;

•	a license between Collabo Innovations, Inc. and Siliconware Precision Industries Co., Ltd. relating to semiconductor packaging announced on June 9, 2016;

•	a license between Variable Lighting LLC and Winners Industry Co., Ltd. announced on June 15, 2016;

•	a license between Variable Lighting LLC and Roundtripping Ltd. announced on June 22, 2016;

•	a license between Automation Middleware Solutions, Inc. and Bosch Rexroth Corporation relating to motion control products and systems resolving pending litigation announced on June 29, 2016;

•	a license between the Company’s subsidiary Touchscreen Technology LLC and TCL Communication Technology Holdings Ltd. resolving pending litigation announced on June 30, 2016;

•	a license between Advanced Microscopy, Inc. and Carl Zeiss Microscopy, LLC resolving pending litigation announced on June 30, 2016;

•	a license between North Star Innovations, Inc. and Integrated Silicon Solution Inc. announced on September 14, 2016;

•	a renewal license between the Company and ZTE Corporation relating to wireless technologies announced on September 21, 2016;

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a license between Automation Middleware Solutions, Inc. and Mitsubishi Electric Corporation relating to automation technology used in industrial facilities, including manufacturing plants and refineries, announced on September 27, 2016;

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a license between Automation Middleware Solutions, Inc. and Kollmorgen Corporation and Fortive Corporation relating to automation technology used in various industrial facilities such as manufacturing plants and refineries announced on October 4, 2016;

•	a license between North Star Innovations, Inc. and Elite Semiconductor Memory Technology Inc. announced on November 30, 2016;

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a license renewal with Tongfang Global Ltd. relating to digital television technologies, including the receiving and processing of broadcast television signals and the decoding and display of video images by televisions, announced on December 12, 2016;

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a license between the Company’s subsidiary Smart Wearable Technologies Inc. and TCL Communication Technology Holdings Ltd. relating to technology that allows wearable devices to track the movement of the human body during different activities announced on December 16, 2016;

•	a license renewal with Funai Electric Co., Ltd. announced on December 29, 2016;

•	licenses between the Company’s subsidiaries North Star Innovations, Inc. and PLL Technologies, Inc. with Nanya Technology Corporation announced on January 23, 2017; and

•	a license between PLL Technologies, Inc. and Microsemi Corporation relating to phased locked loop technology used in a wide range of semiconductor products announced on February 1, 2017.

Between January 1, 2016 and February 8, 2017, WiLAN announced that the Company had entered into patent acquisition, partnership or collaboration agreements relating to each of the following:

•	the commercialization of technology and intellectual property in collaboration with the University of Waterloo announced on May 2, 2016;

•	a portfolio of patents related to “intelligent personal assistants” found in handsets, tablets, computers, cars, wearables and other connected devices from SRI International announced on May 9, 2016;

•

a portfolio of patents related to technology allowing wearable devices to track the movement of the human body during different activities as used in fitness tracking devices from PhysioKinematics LLC, an affiliate of Barron Associates announced on May 25, 2016;

•	assisting the University of Saskatchewan’s technology transfer and licensing efforts including providing technology to promising start-up companies as announced on June 28, 2016;

•	a portfolio of patents related to multi-modal Wi-Fi technology used in a variety of wireless products from MLR, LLC announced on August 2, 2016;

•

a portfolio of patents covering motion sensing microelectromechanical systems (MEMS) technologies used in many consumer devices including fitness trackers and handsets from Panasonic Corporation announced on November 7, 2016;

•	a portfolio of patents related to various elements of electrophotography and other printing technologies from Eastman Kodak Company announced on December 6, 2016; and

•

a portfolio of patents related to semiconductor process technologies used in the manufacture of semiconductor devices from GLOBALFOUNDRIES Inc. and originally developed by International Business Machines Corporation announced on December 13, 2016.

On February 10, 2016, WiLAN announced that the Board had approved the adoption of a share repurchase program pursuant to which the Company expected to purchase up to a maximum of 10% of its outstanding Common Shares (or up to a maximum of 11,762,446 Common Shares) between February 12, 2016 and February 11, 2017 through a normal course issuer bid over the TSX.

On February 23, 2016, WiLAN announced the formation of a partnership with Dominion Harbor Group pursuant to which Dominion Harbor Group would acquire certain patents from WiLAN to be managed by the Monument Bank of Intellectual Property for investment in promising start-up companies.

On April 4, 2016, WiLAN announced that the Patent and Trial Appeal Board of the US Patent and Trademark Office had ruled in WiLAN’s favour by denying the institution of an inter partes review against the Company’s US patent number 6,359,654 that had been requested by Sharp Corporation and Sharp Electronics Corporation.

On April 15, 2016, WiLAN announced that all of management’s nominees listed in its March 10, 2016 management proxy circular had been elected as directors of the Company at WiLAN’s April 14, 2016 annual shareholders’ meeting. WiLAN also confirmed that shareholders had approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors and the approval of a resolution to renew WiLAN’s employee stock option plan.

On January 18, 2017, WiLAN announced that, in the CAFC appeal of its litigation against Ericsson, Inc. and Telefonaktiebolaget LM Ericsson before the SDFL Court, the CAFC overturned the decision of the SDFL Court relating to the three patents at issue in this matter ruling that two of the patents should not have been found to not be infringed by Ericsson, Inc. and Telefonaktiebolaget LM Ericsson and that the other patent should not have been found to be invalid because such matters were material disputes of fact between the litigants. The CAFC also affirmed the ruling of the SDFL Court that no “most favored licensee” provisions were applicable to any of these patents. The CAFC remanded this matter back to the SDFL Court for further proceedings.

During fiscal 2016 and to date in fiscal 2017, WiLAN has entered into new or renewed license agreements with more than 30 companies including Funai Electric Co., Ltd., GLOBALFOUNDRIES Inc., TSMC and ZTE Corporation.

3. Description of the Business

Generally, in exchange for disclosing specific, novel and non-obvious inventions that meet applicable legal requirements in a particular country, a granted patent will provide its holder with time-limited, legally enforceable exclusive rights in that country to practice the inventions disclosed in the patent and to exclude others from practicing those inventions. If the inventions disclosed in the claims of a granted patent meet applicable legal validity and enforceability requirements and are important enough that a third-party wishes to practice those inventions or cannot conduct its business without practicing those inventions, the patent may be of great value to that third-party. Unfortunately, many third-parties are content to practice such inventions, thereby infringing the patent in which they are disclosed, without compensating the patent owner, believing the owner will not discover the infringement, will be unable to convince the third-party to pay any compensation, will be unable to prove infringement sufficiently to convince a court to force the third-party to pay appropriate compensation or, in the worst cases, will have one or more of their patents found invalid, unenforceable and/or not infringed.

If the infringer of patented inventions is willing to properly compensate the patent owner for its unauthorized use of these inventions, however, then the owner will typically grant the infringer permission (i.e. a license) to practice those inventions for a period of time (which may be for the life of the patent), free from the threat of legal action. Compensation for such a license may be a single amount (whether paid in a lump sum or over time) or may be based on future sales of products or services that rely on the patented inventions as they are sold over the duration of the license.

These are the areas in which WiLAN conducts its businesses.

During its entire corporate history, the Company has developed and patented inventions that have proven of great value to third-parties. In addition, WiLAN also has a history of acquiring patents that it believes hold great value from other inventors. WiLAN also works with patent inventors and owners to unlock the value trapped in patents that their inventors or owners have been unable to obtain by developing and licensing their patents while sharing with those inventors and assignees both any revenues generated by these patents and much of the financial risk associated with licensing these patents.

In mid-2006, WiLAN re-focused its business on technology innovation and licensing. At that time, the Company owned approximately 20 patents including certain patents it believed could be used to license to third parties. In launching this new form of business, a key strategy was to strengthen WiLAN’s global patent portfolio to sustain long-term revenue opportunities and associated growth.

Over the past 11 years, the Company has grown from 1 employee in mid-2006 to 47 employees at December 31, 2016, increased its global patent portfolio from approximately 20 patents in two technology areas to over 10,000 patents and patent applications worldwide in 60 technology areas, signed more than 355 licensees, and grown annual revenues from approximately $1.9 million in 2006 to close to $93 million in 2016, representing a compound annual growth rate of over 47%.

Since 2006, WiLAN’s principal source of revenue has been from licensing the patents in its internally developed global patent portfolio, but the Company is also generating increasing revenue from licensing patents with respect to which it has partnered with third-parties. WiLAN may also, from time to time, sell patents if revenue from an outright sale of any patent appears to be greater than its licensing potential.

The Company plans to build upon its significant base of signed license agreements and increase its licensing opportunities by growing its patent offerings with a combination of patent acquisitions, licensing partnerships with patent owners and corporate mergers and acquisitions.

Historically, WiLAN held patents relating to wireless access and digital television and display technologies.

Technology areas generally included in WiLAN’s wireless access patents include 3G and 4G as well as other technologies generally applicable to handheld devices or to infrastructure equipment necessary to operate wireless networks. WiLAN has generated licensing revenue from companies that sell products described as cellular handsets (such as smart phones) and infrastructure, tablets, laptop computers and Wi-Fi routers. In addition, the Company believes that it has identified a number of other potentially licensable products in markets adjacent to “pure” wireless markets.

WiLAN’s digital television and display technology area originated with the acquisition of certain parental control technology patents in July 2007 and has been augmented with acquisitions from several other sources including multimedia processing, display and touch screens and graphical user interfaces, all of which are potentially used in smart phones, digital televisions, “smart” televisions, tablet computers and laptop computers.

In addition to the Company’s historic patent licensing areas, WiLAN enters into relationships with third-party inventors and patent owners to enforce their patents in exchange for sharing in both the reward and the risk in such enforcement. In these relationships, instead of paying significant amounts up front for the acquisition of patents, WiLAN generally acquires patents from their inventors or owners through a dedicated subsidiary in exchange for a percentage of the recoveries derived from enforcing those patents paid to the inventors or owners. The Company strives to conduct any litigation relating to these patents by way of contingency or “hybrid contingency” arrangements with appropriate legal counsel through which a significant portion of the costs of such legal counsel are contingent upon and tied to recovery made in any litigation involving the patents. Given the sharing of recoveries among WiLAN, the original inventor or owner of the patents and external legal counsel, the Company believes that these parties’ interests are aligned towards maximizing the recovery from enforcing these patents.

Current patent portfolios acquired by WiLAN through such relationships with third-party inventors and patent owners include patents relating to 3D television technologies, phased loop technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

The Company’s patent licensing has yielded strong results since mid-2006, having generated cumulative revenues to the end of 2016 of more than $739,000,000. WiLAN continues to consistently sign licenses every year and has entered into 3 renewal and 32 entirely new licenses since the beginning of its 2016 fiscal year.

WiLAN’s license agreements generally take into consideration rights to license the patents covered and releases for past infringement. Related payments may be lump-sum, fixed-price with set payments made over a specified period of time or running royalty based depending on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees. Running royalty based licensees generally provide the Company with quarterly or semi-annual royalty reports which are typically received subsequent to the period in which the underlying sales occurred.

Consideration for license agreements is generally paid in cash, although WiLAN has accepted a combination of cash and in-kind payments in the past and may do so again in the future if any such patents fit the Company’s value proposition and strategic objectives. WiLAN recognizes revenue from these arrangements as amounts become due and collection is assured.

Royalty rates and the consideration for a license may vary significantly with different licensees because there are many factors that may make different rates and other terms appropriate. These include, without limitation: the clarity of the reads of patent claims on the prospective licensee’s products; the significance of the patented invention to the performance of such products; the strength of the patents generally; the profitability of the products in question; the propensity of the prospective licensee to resist taking a license or to litigate; the number of applicable patents; the volume of products that infringe; the geographies in which infringing products are manufactured and sold; the prospective licensee’s future sales plans; and the prospective licensee’s financial position.

Although WiLAN prefers to negotiate license agreements without litigation, the Company is prepared to take all necessary steps, including investing in litigation, to ensure it receives fair compensation for the use of its patented technologies. If litigation is initiated against a prospective licensee, WiLAN’s business approach seeks resolution of the litigation through the signing of a license agreement. Licensing discussions may be ongoing with a number of prospective licensees at any time and although the Company cannot anticipate how any litigation may affect ongoing discussions, WiLAN’s experience is that discussions will often continue through the litigation process and that some parties may be inclined to take licenses.

Notwithstanding WiLAN’s early success in many areas, the business and legal environment for patent licensing companies has become increasingly difficult during the past several years. In this more difficult licensing environment, the Company continues to adapt and evolve to achieve success. Despite the Company’s best efforts, however, it appears that the USPTO, U.S. courts and U.S. juries are becoming less willing to side with patent assertion companies in proceedings brought by or against technology manufacturers, which may lead to those manufacturers and other potential licensees delaying or resisting taking licenses to the Company’s patents or taking licenses on terms less favourable to WiLAN.

The Company’s employees have unique skill sets and proven abilities to conclude license agreements. This is important because the strength of asserted patents is only part of what is needed to derive substantial revenues from them; human expertise in the relevant markets, in patent portfolio development, and in patent licensing and litigation are as crucial as strong patents.

Based on the strength of WiLAN’s global patent portfolio, its licensing capability, human resources and fair business dealings, the Company believes that it is well known in applicable industries and that companies will accept that licenses will be inevitable and will budget for them. WiLAN also believes that it remains well positioned to succeed because of its strong and diverse global patent portfolio, professional and systematic approach to licensing, experienced management team, track record of signing license agreements, significant base of signed agreements and solid financial position.

WiLAN expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration for a license or as compensation for past infringement. It is important that prospective licensees know that, when necessary, WiLAN has sufficient funds to conduct protracted and multiple litigations, otherwise a party may be even more reluctant to take a license. In addition to any litigation commenced by the Company, one or more parties may file actions against WiLAN seeking declaratory judgments of non-infringement and/or invalidity against its patents and/or request re-examination or reviews of certain patents before the USPTO or other regulatory bodies.

In the Company’s licensing efforts, if litigation is required to protect and enforce its rights, WiLAN strives to use legal counsel based on either a “full” or “hybrid” contingency basis through which the Company shares the financial risks of such litigation with its legal counsel. While WiLAN traditionally sought to obtain 100% of the benefits of any patent litigation, it also bore 100% of the costs relating to that litigation. Where the Company retains litigation legal counsel on a “full” contingency basis, WiLAN pays no legal fees relating to such litigation, instead compensating counsel based on a portion of any actual recovery from the infringer(s) in that litigation, although the Company may bear the expense of third-parties and disbursements incurred related to that litigation. Where the Company retains litigation legal counsel on a “hybrid” contingency basis, WiLAN may agree to pay a set regular amount to counsel throughout the conduct of a litigation, often subject to a cap, which amount will be deducted against any ultimate recovery from the infringer(s) in that litigation, a portion of which will, otherwise, be paid to counsel as their fees.

On December 31, 2016, the Company’s fiscal year-end, WiLAN had approximately $107.7 million in cash, cash equivalents and short-term investments on hand. The Company believes this amount represents sufficient financial resources to fund operations for the foreseeable future based on its current plans. WiLAN believes it will remain in a position to fund ongoing operations from license revenues generated for the foreseeable future, although this is not assured.

Employees

At December 31, 2016, the Company had 47 employees. With respect to its staffing needs, the Company expects to manage its human resources and related expenses relative to its licensing opportunities, taking into account licensing results that are achieved and its financial resources.

Risk Factors

The following list of risk factors is not exhaustive because WiLAN operates in a rapidly changing business and new risk factors emerge from time to time. The Company may not be able to predict any such new risk factors, nor can WiLAN assess the extent to which any risk factor or combination of risk factors may cause actual results to differ materially from those projected, may have a material adverse effect on its business or may cause the price of the Common Shares to decline.

Any of the matters described under this “Risk Factors” heading could have a material adverse effect on the Company’s business, results of operations and financial condition, in which case, the trading price of the Common Shares could decline and a holder of Common Shares could lose all or a part of their investment. See also “Forward Looking and Other Statements”.

Risks Related to WiLAN’s Business

Certain of WiLAN’s patents may be found to be invalid, unenforceable and/or not infringed by any specific third-party.

There can be no certainty as to the validity and/or enforceability of any particular WiLAN patent, whether developed internally or acquired from a third-party and, even if any such patent is determined to be valid and enforceable, whether any specific third-party infringes any such patent. Furthermore, even if any specific patent is valid, enforceable and infringed by a specific third-party, there can be no certainty as to whether the Company will be able to successfully license any such patent to that third-party at all or on terms favourable to WiLAN, or successfully litigate against that third-party, including collecting monetary damages.

WiLAN may be required to establish the enforceability of its patents in court to obtain material licensing revenues.

WiLAN has been and continues to be involved in a number of court actions against certain companies it considers to be infringing certain of its patents, has been forced to defend the validity of certain of its patents against challenges from certain of these companies and may be forced to do so again from time to time both in actions started by the Company or started by other parties. Challenges to WiLAN’s patents involve complex factual, technical and legal issues that may give rise to uncertainty as to the applicability, validity, scope and enforceability of a particular patent. Litigation can be costly and time-consuming, outcomes are uncertain and involvement in intellectual property litigation could result in significant expense and exposure to related patents, thereby potentially adversely affecting the licensing of any challenged patents and diverting management’s efforts, whether or not such litigation is ultimately resolved in the Company’s favour.

The failure by a court to confirm the applicability, enforceability and validity of any of WiLAN’s patents could materially adversely affect the Company. Prolonged litigation could also delay the receipt of licensing revenues by WiLAN and deplete the Company’s financial resources. It is difficult to predict the outcome of U.S. patent litigation, in part because, at the trial level, juries may find complex patented technologies difficult to understand properly and yet, United States constitutional law has been interpreted as vesting the decisions in such complex matters in juries with limited rights of recourse to appellate courts. As such, there can be no assurance that any of WiLAN’s patents will be determined to be infringed by any party or will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others.

In addition, appeals of United States patent enforcement litigation decisions are heard by the CAFC which has U.S. nationwide jurisdiction in a variety of subject areas, in addition to patents and other intellectual property matters. As the CAFC has such a wide jurisdiction and it normally holds court sessions during the first week of each month, obtaining a date for a hearing may further delay the completion of a patent enforcement action. There can be no assurance that the CAFC will find in favour of WiLAN’s position in any appeal brought before them.

The Company generally expects to be involved in similar legal proceedings in the future in the U.S. and other countries, including proceedings to ensure proper and full payment of royalties by licensees under the terms of their license agreements or to otherwise protect WiLAN’s rights under those agreements.

These existing and any future legal actions may harm the Company or hinder its ability to enter into new license agreements. For example, they could cause an existing licensee to cease making payments or to challenge the validity and enforceability of WiLAN’s patents or the scope of their license agreements, and could significantly damage the Company’s relationship with any such licensee. Litigation could also severely disrupt or shut down the business operations of licensees, which in turn would significantly harm ongoing relations and cause the Company to lose royalty revenues. Litigation stemming from these or other disputes could also harm WiLAN’s relationships with other licensees or its ability to gain new licensees, who often postpone licensing decisions pending the outcome of the litigation or dispute.

Whether or not determined in WiLAN’s favour or ultimately settled, litigation diverts managerial, technical, legal and financial resources from the Company’s business operations. Furthermore, adverse decisions in any legal actions could limit the value of WiLAN’s patents or otherwise negatively impact the market price of the Common Shares or the value of the Company’s business and consolidated financial position, results of operations or cash flows.

Even if WiLAN prevails in its actions, significant contingencies may exist to their settlement and final resolution, including the scope of the liability of each party, the Company’s ability to enforce judgments against the parties, the ability and willingness of the parties to make any payments owed or agreed upon and the dismissal of the legal action by the relevant court, none of which are entirely within WiLAN’s control. Parties that may be obligated to pay royalties could also decide to alter their business, activities, sales of products or corporate structure, which could affect the Company’s ability to collect such royalties.

If WiLAN is unsuccessful in any patent infringement action, it is possible that a court could find that the Company has violated applicable laws, regulations or rules relating to certain aspects of litigation and issue monetary sanctions or award attorneys’ fees against WiLAN which could be material. In particular, recent case law from the Supreme Court of the United States has relaxed the standard for awarding attorneys’ fees to prevailing parties in patent litigation such that fees may be awarded in any case that “stands out from others with respect to the substantive strength of a party’s litigation position … or the unreasonable manner in which the case was litigated” (Octane Fitness, LLC v. Icon Health & Fitness, Inc., 134 S.CT. 1749 (2014)). WiLAN remains committed to conducting its business and litigation with the highest standards of professional conduct, but the Company cannot predict whether a court may determine otherwise and that, as a result, it must pay a defendant’s attorneys’ fees.

WiLAN cannot predict the outcome of any of its existing actions or the myriad of procedural and substantive motions associated with these actions. All of the foregoing could have a material adverse effect on WiLAN’s business, results of operations and financial condition.

Finding, retaining and appropriately compensating expert legal counsel to represent WiLAN in litigation matters can be complex and expensive.

Each patent litigation matter brought by or against WiLAN requires representation by the best possible legal counsel to protect and advance the Company’s rights. Depending on the identity of the counterparties in any litigation matter, WiLAN’s preferred legal counsel may have conflicts of interest in respect of one or more of those counterparties, precluding such legal counsel from acting against any such counterparties. The Company’s inability to retain its preferred legal counsel in any given litigation may result in delays, additional costs and unpredictable outcomes in any such litigation.

In addition, the cost of patent litigation, particularly in the United States, continues to rise, in many cases faster than the size of related recoveries from infringers. Costs associated with patent legal proceedings are typically very high, often unpredictable and not entirely within WiLAN’s control. These costs may be materially higher than expected, which could adversely affect the Company’s operating results and lead to volatility in the market price of Common Shares. WiLAN strives to control patent litigation costs by entering into “full” and “hybrid” contingency fee arrangements with litigation legal counsel where appropriate, but cannot be assured that any particular legal counsel will be willing to represent the Company on any contingent basis or that any costs outside a contingent fee structure will not be significant. Any of the foregoing could have a material adverse effect on WiLAN’s business, results of operations and financial condition.

Certain of WiLAN’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents.

Requests for ex-parte re-examination and petitions for inter-partes review have been filed against certain of WiLAN’s patents in the USPTO with respect to certain key claims at issue in one or more of its litigation proceedings. Under a re-examination or review proceeding, and upon completion of the proceeding, the USPTO may leave a patent in its present form or amend the scope of the patent by cancelling, amending or adding claims to the patent grant. Although the Company generally has responded to the USPTO’s actions in regard to each of these patents and has the right to appeal any adverse rulings, if any such adverse rulings are upheld on appeal and some or all of the claims of the key patents are cancelled, WiLAN’s business may be significantly harmed. In addition, defendants in the Company’s litigation proceedings may seek and may obtain orders to stay such litigations based upon the USPTO’s re-examination of WiLAN’s patent claims. U.S. courts and juries may make findings that are adverse to the Company’s interests or, curiously, even contrary to decisions of the USPTO because USPTO decisions are not binding on U.S. courts or juries. In fact, it is currently possible for a proceeding before the USPTO to entirely uphold the validity of a particular patent, while a contemporaneous proceeding before a U.S. court and jury may invalidate that same patent even when each of the USPTO and that court and jury have exactly the same information before them.

If there is an adverse ruling in any re-examination or review proceeding relating to the validity or enforceability of any of the Company’s key patents, or if the USPTO limits the scope of the claims of any of WiLAN’s key patents, the Company could be prevented from enforcing or earning future revenues from such key patents, and the likelihood that companies will take new licenses and that current licensees will continue to pay under their existing licenses could be significantly reduced. WiLAN cannot predict the outcome of any of these proceedings or the myriad procedural and substantive motions in these proceedings. Furthermore, regardless of the merits of any re-examination and/or review proceeding, the continued maintenance of these administrative proceedings may result in substantial legal expenses and could divert management’s time and attention away from other business operations.

Changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN.

The Company’s ability to earn licensing and other revenues is principally dependent on the strength of the rights conferred under applicable laws. Changes in patent or other applicable laws, regulations or rulings that impact the patent enforcement process or the rights of patent holders in Canada, the U.S. or elsewhere, or in the interpretation or application of those laws by courts or other administrative tribunals could materially adversely affect WiLAN’s business and financial condition. Limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increased difficulty obtaining injunctions, increased costs to resolve patent disputes, increased means for challenging patent validity through the USPTO and other similar developments could negatively affect the Company’s ability to assert its patent rights successfully, decrease the revenue associated with asserting or licensing WiLAN’s patent rights and increase the cost of bringing patent enforcement actions. Any of these events could result in a material adverse effect to the Company’s business, results of operations and financial condition.

As an example, the U.S. Leahy-Smith America Invents Act codifies significant changes to U.S. patent laws including, among other things, changing from a “first to invent” to a “first inventor to file” system, limiting how accused infringers may be joined together in a patent suit, replacing interference proceedings with derivation proceedings, creating procedures for the supplemental examination of patents, creating procedures for the inter-partes review of an issued patent and creating a post-grant review process to challenge the validity of issued patents. The effects of these changes on WiLAN’s global patent portfolio and business have yet to be fully realized because the USPTO is continuing to implement rules relating to these changes and the courts are just beginning to address certain provisions of the U.S. Leahy-Smith America Invents Act and have yet to address many other provisions. In addition, in recent years, U.S. courts have had varied interpretations of U.S. patent laws and regulations and, in particular, the U.S. Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past.

Some of these changes may not be advantageous to the Company and may make it more difficult to obtain adequate patent protection or to enforce its patent rights against third-parties’ unauthorized use of such patents rights without an adequate license or the payment of adequate royalties. These changes could increase the costs and uncertainties surrounding the prosecution of WiLAN’s patent applications and the enforcement or defense of its patent rights and could have a deleterious effect on the Company’s patent licensing efforts and, consequently, its business, results of operations and financial condition.

WiLAN’s industry is subject to increased regulatory scrutiny, political commentary and related proceedings, particularly in the United States.

The patent licensing industry of which WiLAN’s business is part has been subject to increased regulatory scrutiny in recent years around the world, but particularly in the United States.

The executive branch and members of the legislative branch of the United States federal government have occasionally made public statements indicating an antipathy towards the pursuit of intellectual property rights that it views as being not “legitimate”. Despite the Company’s belief that its business and practices are entirely legitimate and ethical, follow all applicable laws and reward innovation, these views could manifest in changes to United States laws and regulations relating to patents that could materially and negatively impact the Company’s patent licensing activities, business and results.

Furthermore, the increased regulatory scrutiny of the patent licensing industry and comments by U.S. federal government officials may have an impact on the views of the USPTO, U.S. courts and U.S. juries which, regardless of any changes to United States patent laws and regulations, may impact decisions made by these bodies relating to WiLAN and participants in the U.S. patent licensing industry.

Increased scrutiny by antitrust authorities may affect WiLAN’s strategies for patent prosecution, licensing and enforcement and may increase the costs of doing business and/or lead to monetary fines, penalties or other remedies or sanctions.

Antitrust authorities in the United States, South Korea, Europe and elsewhere have increased their scrutiny of the use of standards-essential patents in certain industries, including the enforcement of such patents. WiLAN may be subject to inquiries that could lead to enforcement actions against the Company and/or impact the availability of certain court remedies, which may adversely affect WiLAN’s strategies for patent prosecution, licensing and enforcement and increase its costs of operation. Such inquiries and/or enforcement actions could result in monetary fines, penalties or other remedies or sanctions that could adversely affect the Company’s business and financial condition.

Licensing the Company’s patents can take an extremely long time and may be subject to variable cycles.

Licensing WiLAN’s patents to any given third party is a long and complex process, may require the work of many years and, ultimately, may not be successful. Management spends a substantial amount of time educating potential licensees about the Company’s technologies. Because the acquisition of a license to WiLAN’s technologies often represents a substantial investment, potential licensees may take a considerable period of time to evaluate the technologies, to determine the size of their exposure to the technologies, and to obtain the necessary expenditure authorizations and financing required to license the technologies. The process of entering into a license agreement typically involves lengthy negotiations and this process may be extended if the potential licensee is using or selling the Company’s technologies as part of a larger project or system.

The timing and amount of revenue recognized from each licensee depends upon a variety of factors including the specific terms of each license agreement and the nature of any deliverables and obligations. WiLAN recognizes revenue when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the relevant license agreement, including delivery and acceptance, amounts payable are fixed or determinable and collection is reasonably assured. Given the foregoing, there may be significant delays of weeks or months between when the Company enters into a license agreement and when any related revenues may be recognized.

Potential licensees do not generally voluntarily seek to enter into licenses to WiLAN’s patents before they commence manufacturing or selling devices that use the Company’s technologies. Negotiating license agreements with reluctant prospective licensees requires significant time, effort and expense. Additional challenges may arise from time to time with respect to significant negotiating issues. Considering all such challenges, WiLAN cannot be sure that all prospective licensees will be identified or, if they are identified, can be persuaded to enter into a license agreement either at all or on terms that are acceptable to the Company.

In addition, WiLAN may spend a significant amount of time and money negotiating with a potential licensee that ultimately does not license its technologies. Any delay in licensing the Company’s technologies could cause its operating results to vary significantly from any projected results. Also, WiLAN may not be able to accurately predict sales by its licensees since they do not always provide information about the status of possible sales and other revenue opportunities with their customers. Sales of products by licensees also depend on the timing of the roll-out of their own products and systems. The Company has no control over the timing of licensees’ roll-outs, and may not be informed of when these roll-outs will occur. WiLAN has been, in the past, and may, in the future, be required to offer favourable terms to certain licensees. In certain cases, if future licensees are granted better terms than were granted to certain earlier licensees, the Company may be required to adjust such earlier licensees’ financial or other terms downwards. To date there have been no such circumstances, but there can be no guarantee that such a situation may not occur in the future.

Because of these factors, it is especially difficult to forecast WiLAN’s revenue and operating results. The Company’s inability to accurately predict the timing and magnitude of revenues could cause a number of problems, including: (i) expending significant management efforts and incurring substantial expenses in a particular period that do not translate into signed license agreements during that period or at all; and (ii) having difficulty meeting WiLAN’s cash flow requirements and obtaining credit because of delays in receiving payment for licenses. The challenges resulting from the lengthy and variable licensing cycle could impede WiLAN’s growth, harm its valuation and restrict its ability to take advantage of new opportunities.

The Company is reliant on licensees paying royalties under existing license agreements and on the additional licensing of its patents to generate future revenues and increased cash flows.

WiLAN is currently reliant on licensing its patents to generate revenues and cash flows. Although the Company has a number of existing licensing arrangements, there is no assurance that WiLAN will continue to receive material revenues from these license agreements or that the Company will enter into additional license agreements with any other licensees. If WiLAN fails to enter into additional licensing arrangements, the Company’s business, operational results and financial condition could be materially adversely affected.

In its running royalty license agreements, WiLAN relies on accurate reporting by its licensees to document its use of licensed technologies and payments of related royalties. Although the Company’s agreements generally provide rights to audit licensees’ reports, audits can be expensive, time consuming and, ultimately, contested by licensees, thereby reducing their value and cost effectiveness to WiLAN.

In addition, upon expiration of license agreements having fixed expiration dates, the Company must renew or replace the revenue generated to maintain its revenue base. If WiLAN is unable to replace the revenue from any such expiring license with similar revenue from other licensees, the Company’s royalty revenue could be adversely impacted in comparison to periods prior to such expiration.

Furthermore, WiLAN may not be able to continue entering into licenses on favourable terms, under the existing terms, or at all, which would harm the Company’s results of operations. Although WiLAN has expanded its base of licensable patents from year to year since 2006, there is no guarantee that this expansion will lead to continued or increased royalties from licensees whose licenses have expired. If the Company fails to renew or replace expired licenses, WiLAN’s business could be materially adversely affected.

Delays in renewing or an inability to renew existing license agreements could cause revenue and cash flow to decline.

Many of WiLAN’s license agreements have fixed terms. Although the Company endeavors to renew license agreements with fixed terms prior to their expiration, many factors, including the technology and business needs and competitive positions of licensees and, at times, reluctance on the part of licensees to participate in renewal discussions, may result in WiLAN not being able to renegotiate license agreements on acceptable terms before the expiration of the original agreement, on acceptable terms after the expiration of the original agreement, or at all.

If there is a delay in renegotiating and renewing a license agreement prior to its expiration, there could be a gap in time during which the Company may not be able to recognize revenue from that licensee or may be forced to renegotiate and renew the license agreement on terms that are more favorable to that licensee and, as a result, revenue and cash flow could be materially adversely affected. In addition, if WiLAN fails to renegotiate and renew license agreements at all, it could lose existing licensees and revenue and cash flow could be materially adversely affected.

If licensees delay making payments, refuse to pay or are unable to make payments to WiLAN due to their own financial difficulties or other reasons, or shift their products to other companies, thereby reducing their royalty obligations to the Company, WiLAN’s operating results and cash flows could be adversely affected.

Many consumer electronics and other technology companies face severe financial difficulties from time to time and there have been recent bankruptcies and restructuring of companies in these industries. WiLAN’s licensees have faced and may, in the future, face similar financial difficulties which may result in their inability to make payments to the Company in a timely manner or at all. In addition, WiLAN has experienced its licensees delaying or refusing to make payments owed under license agreements. Licensees may also merge with, shift or outsource the manufacture of licensed products to other companies that are not WiLAN licensees, making collection of royalties and enforcement of patents complex and difficult which could adversely impact the Company’s business, financial condition, results of operations and cash flows.

Royalty rates could decrease for future license agreements.

Royalty payments under future license agreements could be lower than anticipated. Certain licensees may demand that royalty rates be lower than historic rates. There is also increasing downward pricing pressure on many consumer electronics products, including cellular handsets, laptop and tablet computers and digital televisions that implement WiLAN’s patented inventions. In addition, a number of other companies also claim to hold patents that are essential with respect to products in the technology markets in which the Company holds patents. The increasing pricing pressure, as well as the number of patent holders seeking royalties on their technologies from WiLAN’s licensees and prospective licensees, could result in a decrease in the royalty rates for use of the Company’s patented inventions, which could have a material adverse effect on WiLAN’s business, results of operations and financial condition.

Reduced spending by consumers and businesses due to the uncertainty of economic and geopolitical conditions may negatively affect WiLAN.

Many of the Company’s licensees, prospective licensees and their respective customers are directly affected by economic and geopolitical conditions affecting the broader world markets. Current and future conditions in the domestic and global economies remain uncertain. A slowdown in spending by WiLAN’s licensees, prospective licensees and/or their respective customers, coupled with existing economic and geopolitical uncertainties globally and in the markets in which the Company operates, may create uncertainty for market demand and may affect the Company’s revenues. It is difficult to estimate the level of growth for the economy as a whole and even more difficult to estimate growth in various parts of the economy, including the markets in which WiLAN’s licensees and prospective licensees participate. Because all components of the Company’s budgeting and forecasting are dependent upon estimates of growth in the markets that WiLAN’s licensees and prospective licensees serve and demand for their respective products and services, economic uncertainties make it difficult to estimate future revenues and expenditures. Downturns in the economy or geopolitical uncertainties may cause end-users to reduce their budgets or reduce or cancel orders for products from the Company’s licensees which could have a material adverse impact on WiLAN’s business, operating results and financial condition.

Fluctuations in foreign exchange rates impact and may continue to impact WiLAN’s operating expenses, potentially adversely affecting financial results.

The Company’s functional currency is the U.S. dollar and WiLAN reports its financial performance in U.S. dollars. The Company’s operating results are subject to changes in the exchange rate of the U.S. dollar relative to the Canadian dollar. Any decrease in the value of the U.S. dollar relative to the Canadian dollar will have an unfavourable impact on Canadian denominated operating expenses. WiLAN may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. If the Company engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

WiLAN will need to acquire new patents to continue and grow its business.

All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In order to be successful in the long term, WiLAN will have to continue to acquire additional patents or acquire rights to license new patents, however, there can be no assurance that the Company will be able to do so. If WiLAN fails to acquire additional patents or to acquire rights to license new patents, the Company’s business, operational results and financial condition may be materially adversely affected.

The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption and fail to enhance shareholder value.

WiLAN continues to evaluate and may acquire businesses, technology and/or intellectual property, enter into joint ventures or other strategic transactions and purchase equity and debt securities in other entities, including minority equity interests and other securities in publicly-traded and privately-held companies. Such strategic investments may serve as consideration for a license in lieu of cash royalties. Most strategic investments entail a high degree of risk and may not become liquid for a significant time from the date of investment, if at all. Acquisitions or strategic investments may not generate financial returns or result in increased adoption or continued use of WiLAN’s patented technologies. In addition, other investments may not generate financial returns or may result in losses due to market volatility, the general level of interest rates and inflation expectations. The Company could make strategic investments in early-stage companies, which may require WiLAN to consolidate or record its share of the earnings or losses of those companies. The Company’s share of any such losses may adversely affect its financial results until WiLAN exits from or reduces its exposure to these investments, if ever.

Acquisitions may also result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, some of which may occur even if the acquisition is ultimately not consummated, any of which could materially adversely affect the Company’s business, financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect WiLAN’s earnings. Acquisitions generally involve many risks, including difficulties in the assimilation of an acquired entity’s operations and products, diversion of management’s resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired entity’s key employees. Furthermore, acquisitions may expose the Company to difficulties in maintaining controls, procedures and related policies during transition and integration processes relating to such acquisitions.

Achieving the anticipated benefits of acquisitions depends in part upon the Company’s ability to integrate acquired businesses in an efficient and effective manner. The integration of acquired entities or businesses may result in significant challenges, and WiLAN may be unable to accomplish the integration smoothly or successfully. The Company cannot provide any assurance that the integration of acquired businesses, technology and/or intellectual property with WiLAN’s business will result in the realization of the full benefits it anticipates to result from such acquisitions. The Company may not derive any commercial value from the acquired technology, products and intellectual property or from future technologies and products based on the acquired technology and/or intellectual property, and it may be subject to liabilities that are not covered by any indemnification protection WiLAN may obtain.

Diversification into new technology areas may result in additional cost, delay and complication in WiLAN’s licensing efforts.

As a result of WiLAN’s increasing number of relationships with third-party patent inventors and owners, the Company has acquired and plans to continue acquiring patent assets in technology areas that are new to WiLAN, thereby diversifying away from its historical and well-understood technology focuses. The Company’s operating subsidiaries have recently obtained rights to patents in such technology areas as 3D televisions, automotive headlight assemblies, phased loop technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, irrigation technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies. As a result, WiLAN may need to recruit internal and external subject matters experts in each of these new technology fields to assist in the monetization of such patents. Any such requirement may result in delays in monetizing such patents and/or incurring additional expense both to obtain such expertise and to monetize the relevant patents.

The Company may not be able to compete effectively against others to acquire patent assets. Any failure to compete effectively could harm WiLAN’s business and results of operations.

In the current intellectual property environment, the Company competes with numerous third-parties to acquire valuable patent assets. WiLAN’s competitors in the market for patent assets include both operating companies that practice the inventions claimed in such patents and other entities that seek to accumulate patent assets, patent licensing entities such as Acacia Research, Altitude Capital Partners, Conversant IP, Intellectual Ventures, IPValue and Marathon Group, and patent-buying consortiums such as RPX Corporation and Allied Security Trust. Many of WiLAN’s current or potential patent acquisition competitors may have longer operating histories, greater name recognition and significantly greater financial resources than the Company. In addition, many of WiLAN’s patent acquisition competitors have complicated corporate structures that include a large number of subsidiaries, so it may be difficult or impossible to know who the ultimate parent entity is and how much capital the related entities have available to acquire patent assets. WiLAN also faces competition for patent assets from operating companies, including current or prospective licensees or defendants in the Company’s litigations that seek to acquire patent assets in connection with new or existing product and service offerings or for defensive tactics.

WiLAN expects to face more direct competition in the future from other established and emerging companies. Given the rapidly changing nature of the intellectual property industry, the Company has limited reliable insight into trends that may develop and affect its business and WiLAN may make errors in predicting and reacting to relevant business trends, making the Company unable to compete effectively against others. WiLAN may not be able to maintain or improve its competitive position against its current or future competitors, and the Company’s failure to do so could seriously harm its business, results of operations and financial condition.

The Company may also need to diversify outside the patent market. In doing so, WiLAN may not have and may not be able to reasonably obtain the necessary expertise to manage other business offerings, particularly any such businesses that are unrelated to patents.

The Company’s acquisitions of patents and patent rights are time consuming, complex and costly, which could adversely affect its operating results.

WiLAN’s acquisitions of patents and patent rights are time consuming, complex and costly to consummate. The Company uses many different transaction structures in its acquisitions and the terms of the acquisition agreements are usually very heavily negotiated. Consequently, WiLAN often incurs significant operating expenses during acquisition negotiations even where the acquisition is ultimately not consummated. Even if the Company successfully acquires patents or patent rights, there is no guarantee that WiLAN will generate sufficient revenue related to those patents or rights to offset related acquisition costs, let alone result in a net profit.

Although the Company conducts time consuming and expensive due diligence on patents it proposes to acquire, WiLAN may acquire patents or patent rights that are ultimately determined not to have been owned by the seller from whom they were purchased, to be invalid, unenforceable or to not be infringed; the Company may be required to spend significant resources to defend any such patents and its interests in them and, if WiLAN is not successful, it could lose part or all of its investment in those patents. In addition to its own due diligence, in acquiring patents and patent rights, the Company often relies upon representations and warranties made by third parties which, if they have been made falsely or are simply inaccurate, may expose WiLAN to liabilities related to enforcing certain patents without material recourse to those third parties, which liabilities may have a material adverse effect on the Company’s operating results and financial condition.

The Company may occasionally identify patents that are available at a higher price than it is prepared to spend with its own capital resources or that may be infringed in a very small market. In these circumstances, WiLAN may structure a transaction in which it partners with third-parties to acquire those patents or rights to those patents. Any such structures may be quite complex and the Company may incur significant costs to organize and negotiate such a structured acquisition that does not ultimately result in an acquisition of any patents or rights to those patents, which costs could adversely affect WiLAN’s operating results.

The Company’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

WiLAN’s revenue is difficult to forecast, is likely to fluctuate significantly and may not be indicative of its future performance from quarter to quarter. In addition, the Company’s operating results may not follow any past trends. The factors affecting WiLAN’s revenue and results, many of which are outside of its control, include:

•

competitive conditions in the Company’s industry, including strategic initiatives by WiLAN, its licensees or patent acquisition competitors, new products or services or the implementation and take-up of new standards or technologies, product or service announcements and changes in pricing policy by the Company or its licensees;

•	market acceptance of WiLAN’s patented technologies;

•	the timing of new license agreements and the Company’s ability to sign license agreements in general;

•	the discretionary nature of purchase and budget cycles of WiLAN’s licensees’ customers and changes in their budgets for, and timing of, purchases;

•

strategic decisions by the Company or its licensees or prospective licensees, such as mergers, acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•

general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe WiLAN’s patented technologies or otherwise affecting the capital investment levels of the Company’s current and prospective licensees;

•	timing of product development and new product and technology initiatives; and

•	the length and variability of the licensing cycles for WiLAN’s patented technologies.

Because the Company’s quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause WiLAN to plan or budget inaccurately, and those variations could adversely affect its financial results. Delays or reductions in the amounts of royalty payments would adversely affect the Company’s business, results of operations and financial condition.

WiLAN may require additional investment to translate its intellectual property position into sustainable profit in the market.

WiLAN’s future growth depends on its ability to make the expenditures necessary to develop, market and license its patents and, if necessary, to enforce its patents. There can be no assurance that the Company will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of WiLAN’s plans for developing and licensing its patents or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Company.

WiLAN’s ability to recruit and retain management and other qualified personnel is crucial to its ability to develop, market and license its patented technologies.

The Company depends on the services of its key technical, licensing and management personnel. The loss of any of these key persons could have a material adverse effect on WiLAN’s business, results of operations and financial condition. The Company’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, licensing and management personnel. Competition for such personnel can be intense and WiLAN cannot provide assurance that it will be able to attract or retain highly qualified personnel in the future.

Stock options can comprise an important component of the Company’s compensation of key employees, and if the market price of the Common Shares declines, it may be difficult to recruit and retain such individuals due to the related decline in value of any options to purchase Common Shares. In addition, pursuant to the rules of the TSX, WiLAN’s unallocated options require periodic approval from shareholders in order to continue to be available for grant under its Share Option Plan. TSX rules and/or the size of the Company’s option pool may limit its ability to use equity incentives as a means to recruit and retain key employees.

Another important component of WiLAN’s compensation of its key employees is restricted stock units, which are rights granted to employees and Board members that, upon vesting over 3 years, pay out the cash market value of Common Shares equal to the number of vested restricted stock units on the date of vesting. Because the value of restricted stock units is tied to the market price of Common Shares, as the market price of Common Shares declines, restricted stock units hold less and less value. Consequently, the attractiveness of restricted stock units to current or prospective employees may also be significantly reduced if the market price of Common Shares declines.

WiLAN’s inability to attract and retain the necessary technical, licensing and management personnel may adversely affect its future growth and profitability. It may be necessary for the Company to increase the level of compensation paid to existing or new employees to a degree that its operating expenses could be materially increased. WiLAN does not currently maintain corporate life insurance policies on key employees.

There can be no assurance as to the payment of future dividends.

On June 3, 2009, WiLAN announced that the Board had declared a cash dividend of CDN$0.0125 per Common Share payable on August 5, 2009 to holders of record of Common Shares at the close of business on June 29, 2009. Similar dividends have been declared by the Board and paid each fiscal quarter since that date with the most recent such dividend declared in the amount of CDN$0.0125 per Common Share on February 8, 2017 and payable on April 5, 2017 to holders of record of Common Shares at the close of business on March 22, 2017.

The Company’s most recently declared dividend reflects the Board’s decision announced on November 4, 2015 to reduce its annual dividend and focus WiLAN’s cash resources on monetizing its existing patents and acquiring other high quality patents to grow its business. Future dividend payments will be subject to an ongoing evaluation and approval by the Board on a quarterly basis. The decision as to the amount and timing of future dividends paid by WiLAN, if any, will be made by the Board in light of the Company’s financial condition, capital requirements and growth plans, as well as other factors the Board may deem relevant, and there can be no assurance as to whether any such future dividends will be declared or, if declared, as to the amount and timing of the payment of any such future dividends.

The Company’s business could be negatively affected as a result of actions of activist shareholders.

Publicly-traded companies have increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. WiLAN could be subject to such shareholder activity or demands. Given the challenges the Company has encountered in its business in the past few years, recent changes to WiLAN’s governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes, or acquire control over the Company. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, disrupt WiLAN’s operations and would divert the attention of the Board and senior management from the pursuit of its business strategies, which could adversely affect the Company’s results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine WiLAN’s ability to effectively implement its plans. Perceived uncertainties as to the Company’s future direction as a result of shareholder activism could also result in the loss of potential business opportunities as prospective licensees may refrain from taking licenses until any uncertainty is fully resolved, and may make it more difficult to attract and retain qualified personnel and business partners, to WiLAN’s detriment.

Business disruptions, including those related to data security breaches, may adversely affect WiLAN’s operations

Business disruptions to the Company’s systems can be caused by several factors, including natural disasters, terrorist attacks, power loss, telecommunication and system failures, computer viruses, physical attacks and cyber-attacks. A major disaster or other catastrophic event that results in the destruction or disruption of critical business or information technology systems, could severely affect WiLAN’s ability to conduct normal business operations. Any business disruption could negatively affect the Company’s business, operating results or financial condition.

In addition, if the Company’s data security is compromised, this could materially and adversely affect WiLAN’s operating results. If the Company’s systems, or the systems of third-party service providers on whom WiLAN relies, are attacked or accessed by unauthorized parties, it could lead to major disruption or denial of service and access to or loss, modification or theft of the Company’s data which may require spending material resources to correct the breach which could have adverse effects on WiLAN’s reputation, business, operating results and financial condition.

Risks Related to the Ownership of Common Shares

The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations.

The Common Shares are listed on both the TSX and the NASDAQ. The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of the Common Shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire Common Shares.

The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including:

•	low trading volumes;

•	the actual value of agreements entered into by WiLAN in any given period and the specific terms and conditions of those agreements;

•	actual or anticipated fluctuations in WiLAN’s results of operations;

•	changes in estimates of the Company’s future results of operations by WiLAN or by securities analysts;

•	announcement of litigation results, technological innovations or new products or services by licensees;

•	changes affecting the industries to which the Company’s patented technologies apply; and

•	other events and factors, including but not limited to the risk factors identified in this Annual Information Form.

In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and NASDAQ may result in different prevailing trading prices between these stock exchanges.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. WiLAN may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources, which could adversely affect the Company’s business. Any adverse determination in litigation against WiLAN could also subject it to significant liabilities.

WiLAN’s share repurchase program could increase the price volatility of the Common Shares and may be limited or terminated at any time which could result in a decline in the trading price of the Common Shares.

On February 9, 2017, WiLAN announced that the Board had approved the adoption of a share repurchase program pursuant to which the Company expected to purchase up to a maximum of 4,000,000 Common Shares (which would represent approximately 3.37% of the Common Shares outstanding at January 31, 2017) between February 13, 2017 and February 12, 2018 through a normal course issuer bid over the TSX. Under the Company’s previous normal course issuer bid, WiLAN repurchased 2,398,500 Common Shares for cancellation between February 11, 2016 and February 10, 2017.

The number of purchases of Common Shares under the Company’s normal course issuer bid will vary from time to time and are generally subject to WiLAN management discretion, whether directly or under an automated share purchase plan established by the Company. The timing of repurchases under this program could affect the trading price of the Common Shares and their volatility. There can be no assurance that any repurchases will enhance shareholder value because the trading price of the Common Shares may decline below the prices at which the Company effected repurchases. Any failure to repurchase Common Shares may negatively impact the Company’s reputation and investor confidence, which may negatively impact the trading price of the Common Shares. Furthermore, WiLAN may engage in transactions that could result in repurchases under the program being reduced or suspended for a period of time and/or from time to time.

As a foreign private issuer, WiLAN is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Company’s shareholders.

WiLAN is a “foreign private issuer” under applicable U.S. federal securities laws and, consequently, is not required to comply with all periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, shareholders may not have the same information provided to shareholders of companies that are not foreign private issuers. For example, WiLAN does not file the same reports that a U.S. domestic issuer would file with the SEC, although it must file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers and directors are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, shareholders may not know on as timely a basis when WiLAN’s officers and directors purchase or sell their Common Shares and other securities, as the reporting deadlines under the corresponding Canadian insider reporting requirements may be different. In addition, as a foreign private issuer WiLAN is exempt from the proxy rules under the U.S. Exchange Act.

WiLAN may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company may lose its foreign private issuer status in the future if a majority of the Common Shares are held in the U.S. and WiLAN fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system adopted by the U.S. and Canada. If WiLAN ceases to be a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, WiLAN may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on management.

The obligations of being a public company in the U.S. including, in particular, Section 404 of the U.S. Sarbanes-Oxley Act and the SEC rules and regulations implementing Section 404, to all of which WiLAN will be subject from its 2017 fiscal year onwards, require significant expenditures and place significant demands on the Company’s management. When WiLAN is subject to Section 404 of the U.S. Sarbanes-Oxley Act and the SEC rules and regulations implementing Section 404, the Company will require an annual evaluation of its internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide WiLAN with an attestation and an unqualified report as to the effectiveness of its internal controls, investors could lose confidence in the reliability of the

Company’s financial statements, which could result in a decrease in the value of the Common Shares.

Changes in financial accounting or taxation standards, rules, practices or interpretation may cause adverse unexpected revenue and expense fluctuations which may impact WiLAN’s reported results of operations.

WiLAN prepares its consolidated financial statements in accordance with United States generally accepted accounting principles. These principles are subject to interpretations by the SEC and various accounting bodies. In addition, the Company is subject to various taxation rules in many jurisdictions. The existing taxation rules are generally complex, frequently changing and often ambiguous. Changes to taxation rules, changes to financial accounting standards such as the proposed convergence to international financial reporting standards, or any changes to the interpretations of these standards or rules may adversely affect WiLAN’s reported financial results or the way in which the Company conducts business. Recent accounting pronouncements and their estimated potential impact on WiLAN’s business are addressed in Note 2 - “Significant Accounting Policies” in the Notes to Consolidated Financial Statements.

Failure to maintain an effective system of internal controls may result in WiLAN not being able to accurately report financial results or to prevent fraud.

The Company requires effective internal controls to provide reliable financial reporting and effectively prevent fraud. Any system of internal control over financial reporting, regardless of how well designed, operated and evaluated, can only provide reasonable, not absolute, assurance that its objectives have been, are being or will be met. WiLAN cannot be certain that material weaknesses or significant deficiencies in internal controls may not exist or be discovered now or in the future. Although unlikely, any such weaknesses or deficiencies could result in misstatements of the Company’s financial statements, an inability to file timely periodic reports, a decline in share price and investor confidence, or other material impacts to WiLAN’s business, reputation, results of operations, financial condition or liquidity.

An investor may be unable to bring actions or enforce judgments against WiLAN and certain of its directors and officers.

Wi-LAN Inc. is incorporated under the laws of Canada and its principal executive offices are located in Canada. A majority of the Company’s directors and officers and its independent public accounting firm reside principally outside the U.S. and all or a substantial portion of WiLAN’s assets and the assets of these persons are located outside the U.S. Consequently, it may not be possible for an investor to effect service of process within the U.S. on WiLAN or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or other laws of the U.S. against WiLAN or those persons.

WiLAN’s actual financial results may vary from its publicly disclosed forecasts.

WiLAN’s actual financial results are likely to vary from any publicly disclosed forecasts and these variations could be material and adverse. The Company may periodically provide guidance on future financial results. These forecasts and guidance reflect numerous assumptions concerning expected performance, as well as other factors that are beyond WiLAN’s control and which may not turn out to be correct. Although the Company believes that the assumptions underlying any such guidance and other forward-looking statements are reasonable when they are made, actual results could be materially different. WiLAN’s financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors. See also “Forward Looking and Other Statements”.

If the Company’s actual results vary from any announced guidance, the price of the Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation,

WiLAN does not undertake to update any guidance or other forward-looking information it may provide, whether as a result of new information, future events or otherwise.

Changes to WiLAN’s tax assets or liabilities could have an adverse effect on consolidated financial condition or results of operations.

The calculation of tax assets and liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. The Company is subject to examinations by the United States Internal Revenue Service and other taxing jurisdictions on various tax matters, including challenges to various positions adopted in WiLAN’s filings and foreign tax liability and withholding. WiLAN generally recognizes tax contingencies when they are determined to be more likely than not to occur. Although the Company believes it has adequately recorded tax assets and accrued for tax contingencies that meet this criterion, WiLAN may not fully recover recorded tax assets or may be required to pay taxes in excess of accrued amounts, each of which could have an adverse effect on the Company’s consolidated financial condition or results of operations.

If at any time WiLAN is classified as a passive foreign investment company under U.S. tax laws, U.S. holders of Common Shares may be subject to adverse tax consequences.

A non-U.S. corporation would be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes, in any taxable year in which, after applying relevant “look-through” rules with respect to the income and assets of its subsidiaries, either at least 75% of the composition of its gross income is “passive income,” or on average at least 50% of the gross value of the composition of its assets is attributable to assets that produce passive income or are held for the production of passive income. Based on current operations and financial projections, WiLAN expects that it will not be a PFIC for U.S. federal income tax purposes for its 2016 fiscal year. Annual determinations, however, must be made as to whether the Company is a PFIC based on the types of income it earns and the types and value of its assets from time to time, all of which are subject to change. WiLAN cannot, therefore, provide any assurance that it will not be a PFIC for its current taxable year or any future taxable year. If the Company were to be treated as a PFIC for any taxable year, certain adverse U.S. federal income tax consequences could apply to U.S. holders of Common Shares.

U.S. holders of Common Shares are urged to consult their tax advisors with respect to the U.S. federal, state and local tax consequences of the acquisition, ownership, and disposition of their Common Shares if WiLAN is a PFIC in any taxable year as may be applicable to their particular circumstances.

The acquisition of, investment in and disposition of Common Shares has tax consequences.

Prospective investors should be aware that the acquisition, holding and/or disposition of Common Shares has tax consequences both in the U.S. and Canada that are not described in this Annual Information Form. Holders of Common Shares should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of Common Shares as may be applicable to their particular circumstances.

Substantial future sales of Common Shares by existing shareholders, or the perception that such sales may occur, could cause the market price of the Common Shares to decline, even if WiLAN’s business is doing well.

If WiLAN’s existing shareholders, including its directors and executive officers, sell substantial amounts of Common Shares in the public market, or are perceived by the public market as intending to sell substantial amounts of Common Shares, the trading price of the Common Shares could decline. At December 31, 2016, 118,572,181 Common Shares were outstanding, all of which are freely tradable, without restriction, in the public market, subject to blackout periods and applicable laws relating to insider trading, of which approximately 2,938,631 Common Shares were held by WiLAN’s directors and executive officers.

In addition, fully vested options to purchase up to approximately 4,398,487 Common Shares were held by the Company’s directors and executive officers at December 31, 2016, and additional options to purchase Common Shares continue to vest in accordance with the terms of those options. It must be noted, however, that all such vested options had exercises prices significantly higher than the market price of the Common Shares on December 31, 2016. Any Common Shares issued upon the exercise of such options would be freely tradable upon issue, without restriction, in the public market, subject to blackout periods and applicable laws relating to insider trading.

If any of these Common Shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the Common Shares could decline.

WiLAN may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to the Company.

WiLAN may need to raise additional funds through public or private debt or equity financings to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of its business or the acquisition of complementary products, technologies or businesses;

•	develop new products or services; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of each shareholder in the Common Shares and such dilution may be significant. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of its business. Furthermore, additional financing may not be available on terms favourable to WiLAN, or at all. A failure to obtain additional financing could prevent the Company from making expenditures that may be required to grow or maintain its operations.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of Wi-LAN Inc. by a non-Canadian to government review if the value of the Company’s assets as calculated pursuant to the legislation exceeds a certain threshold amount. A reviewable acquisition may not proceed unless the relevant minister of Canada’s federal government is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

WiLAN’s authorized capital permits its directors to issue preferred shares which may prevent a takeover by a third-party.

The Company’s authorized share capital consists of an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding. The Board has the authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. WiLAN’s ability to issue preferred shares could make it more difficult for a third-party to acquire a majority of the outstanding Common Shares, the effect of which may be to deprive the Company’s shareholders of a control premium that might otherwise be realized in connection with an acquisition.

4.Dividends

During WiLAN’s past three fiscal years, the Board has declared the following dividends on the Common Shares:

Dividend Declaration Date	Dividend Record Date	Dividend Payment Date	Dividend per Common Share
November 5, 2013	December 13, 2013	January 6, 2014	CDN$0.04
January 29, 2014	March 21, 2014	April 4, 2014	CDN$0.04
April 30, 2014	June 13, 2014	July 3, 2014	CDN$0.04
July 30, 2014	September 12, 2014	October 3, 2014	CDN$0.05
October 29, 2014	December 12, 2014	January 7, 2015	CDN$0.05
January 28, 2015	March 23, 2015	April 7, 2015	CDN$0.0525
April 28, 2015	June 12, 2015	July 3, 2015	CDN$0.0525
July 28, 2015	September 18, 2015	October 6, 2015	CDN$0.0525
November 3, 2015	December 15, 2015	January 6, 2016	CDN$0.0125
February 3, 2016	March 22, 2016	April 6, 2016	CDN$0.0125
April 26, 2016	June 13, 2016	July 7, 2016	CDN$0.0125
July 27, 2016	September 16, 2016	October 6, 2016	CDN$0.0125
November 2, 2016	December 15, 2016	January 4, 2017	CDN$0.0125
February 8, 2017	March 22, 2017	April 5, 2017	CDN$0.0125

Each of these dividends has been designated as an “eligible dividend” for the purposes of Canadian federal and provincial income tax laws. Until otherwise noted on WiLAN’s Internet website, any subsequent dividends paid by the Company will also be “eligible dividends”.

WiLAN intends to continue to declare quarterly dividends in line with its overall financial performance and cash flow generation, but there can be no assurance as to the amount or payment of such dividends in the future. The Company’s most recently declared dividend reflects the Board’s decision announced on November 4, 2015 to reduce its annual dividend and focus WiLAN’s cash resources on monetizing its existing patents and acquiring other high quality patents to grow its business. Decisions on dividend payments are made on a quarterly basis by the Board.

5.Capital Structure

WiLAN is authorized to issue an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding.

On December 31, 2016, there were 118,572,181 Common Shares issued and outstanding. In addition, at that date there were options outstanding to purchase up to 5,985,454 Common Shares and 197,367 outstanding or accrued for deferred stock units.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the special preferred shares and the preferred shares.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per share. Subject to the preferences accorded to holders of preferred shares and any other shares ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time. In the event of the liquidation, dissolution or winding-up of WiLAN, or any other distribution of assets among the Company’s shareholders for the purpose of winding-up its affairs (any such event, a “Distribution”), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any of WiLAN’s other shares ranking senior to the Common Shares from time to time with respect to payment on a Distribution, are entitled to share equally, share for share, in the Company’s remaining property.

Special Preferred Shares

The holders of WiLAN’s special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of the Company’s shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of WiLAN’s shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of CDN$3.50 per year. In the event of a Distribution, the holders of the special preferred shares are entitled to receive CDN$50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any of the Company’s other classes of shares, but shall not be entitled to share any further in the Distribution. The Board may, at its option, redeem all or any of the special preferred shares at any time for CDN$50.00 per share plus the amount of any declared but unpaid dividends. Each holder of special preferred shares may require WiLAN to redeem all or any of their shares at any time after April 28, 2000 for CDN$50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

The Company’s preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board. From time to time the Board may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferential to such series on a Distribution; the extent, if any, of further participation in a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of WiLAN, or any other Distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of the Company’s other shares ranking junior to the preferred shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of WiLAN’s other shares ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Shareholder Rights Plan

On March 1, 2011, the Board adopted a shareholder rights plan (the “Rights Plan”) which was approved by the Company’s shareholders on April 27, 2011 and was re-approved by WiLAN’s shareholders on June 18, 2014. The term of the Rights Plan extends to the close of business on the date of WiLAN’s 2017 annual meeting of shareholders which is currently scheduled for April 20, 2017.

The Rights Plan is designed to ensure fair treatment for all shareholders if the Company is the subject of an unsolicited take-over bid, and to provide shareholders and the Board with adequate time to evaluate any bid for WiLAN and to take steps to maximize shareholder value in the event of any unsolicited take-over bid. The Company is not aware of any contemplated takeover bid. The terms of the Rights Plan are consistent with the terms of plans recently adopted by other Canadian public companies and with guidelines for such plans as published by shareholder rights advocate groups. The rights issued to shareholders under the Rights Plan may be exercised only when a person, including any related party, acquires or announces its intention to acquire more than 20% of the outstanding Common Shares without either complying with the “permitted bid” provisions of the Rights Plan or obtaining the approval of the Board. Should such an acquisition occur, each right would, upon exercise, effectively entitle a holder, other than the person pursuing the acquisition and related parties, to purchase Common Shares at a 50% discount to the market price of the Common Shares at that time. Under the Rights Plan, a permitted bid is a bid made to all shareholders and is open for acceptance for no less than 60 days. If more than 50% of the outstanding Common Shares, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may purchase and pay for the shares but must extend the bid for a further 10 days to allow the other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The Board will also have time to consider and pursue alternatives and to make recommendations to shareholders.

6.Market for Securities

Trading Price and Volume of Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “WIN”. The volume of trading and price range of the Common Shares for the periods indicated are set forth in the following table.

Month	Volume	High Trading Price	Low Trading Price
January 2016	23,193,500	$1.83	$1.37
February 2016	13,029,500	$2.53	$1.51
March 2016	11,716,200	$3.00	$2.39
April 2016	7,371,200	$3.08	$2.72
May 2016	9,701,000	$3.75	$2.88
June 2016	8,858,300	$3.85	$3.11
July 2016	7,348,300	$3.48	$2.35
August 2016	9,893,500	$2.43	$1.99
September 2016	4,951,700	$2.26	$1.97
October 2016	4,280,000	$2.09	$1.89
November 2016	4,468,100	$1.99	$1.71
December 2016	6,793,900	$2.31	$1.80

7.Directors and Officers

Directors

The following table sets forth the name, province and country of residence of each director of WiLAN, their position with the Company and the year in which they became a director of WiLAN. The term of office for each of the directors will expire at the time of the next annual shareholders’ meeting.

Name and Place of Residence	Position Held with WiLAN	First Year as a Director

Roxanne Anderson (1)(2) Ontario, Canada	Director	2015

Robert Bramson (2) Pennsylvania, USA	Director	2008

Dr. Michel Tewfik Fattouche (2) Alberta, Canada	Director	2006

John Kendall Gillberry (1)(3) Ontario, Canada	Director	2005

Ronald Laurie (3)(4) California, USA	Director	2015

W. Paul McCarten (3)(4) Ontario, Canada	Chairman of the Board	2010

Richard J. Shorkey (1)(4) Ontario, Canada	Director	2007

James Douglas Skippen Ontario, Canada	President, Chief Executive Officer & Chief Legal Officer	2006

Notes:

(1)	Audit Committee member
(2)	Governance Committee member
(3)	Nominating Committee member
(4)	Compensation Committee member

At December 31, 2016, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over approximately 2,938,631 Common Shares, which represented approximately 2.48% of the outstanding Common Shares at that date.

Except as disclosed below, each of WiLAN’s directors has been engaged for more than five years in their present principal occupation or in other capacities with the Company or organization (or predecessor thereof) in which they currently hold their principal occupation. The information provided below has been provided by the individuals themselves and has not been independently verified by WiLAN.

Roxanne Anderson: July 2012 to present – Chief Executive Officer of March Advisory Inc., an advisory company specializing in corporate transformation and turnaround mandates; September 1985 to July 2012 – various roles with PricewaterhouseCoopers LLP.

Robert Bramson: Since 1996, Partner, Bramson & Pressman, a technology licensing law firm.

Dr. Michel Tewfik Fattouche: September 2013 to present – Professor Emeritus, Electrical and Computer Engineering, University of Calgary; July 1986 to September 2013 – Professor Electrical and Computer Engineering, University of Calgary.

John Kendall Gillberry: 1996 to present – Founder and President, Bayfield Capital Group, a corporate finance advisory firm focused on special situations; September 16, 2015 to October 2016 – Chief Executive Officer and Director of GuestLogix Inc., a global provider of ancillary-focused merchandising, payment and business intelligence technology to airlines and the passenger travel industry; February 2012 to December 2014 – Executive Vice-President and Chief Financial Officer of eSentire Inc., a multinational cyber security managed services corporation; May 2011 to February 2012 – Executive Vice-President & Chief Financial Officer of QHR Technologies Inc.; January 2010 to May 2012 – Chief Executive Officer of Utilitran Corporation.

Ronald Laurie: 2004 to present – Co-Founder and Managing Director of Inflexion Point Strategy, LLC, an intellectual property investment bank providing patent brokerage and intellectual property-driven merger and acquisition services to technology companies and institutional investors.

W. Paul McCarten: Retired as a Partner of Borden Ladner Gervais LLP, Barristers & Solicitors on December 31, 2011 after 30 years with that firm.

Richard J. Shorkey: Mr. Shorkey has provided part-time and interim chief financial officer services to several technology companies since September 2002.

James Douglas Skippen: June 2006 to present – President, Chief Executive Officer & Chief Legal Officer of WiLAN.

Executive Officers

The following table sets forth the name, province (or state) and country of residence and position with WiLAN of each person who is an executive officer as of the date hereof.

Name and Place of Residence	Office(s) with WiLAN

James Douglas Skippen Ontario, Canada	President, Chief Executive Officer & Chief Legal Officer

Michael Shaun McEwan Ontario, Canada	Chief Financial Officer

Michael Vladescu Ontario, Canada	Chief Operating Officer

Andrew Parolin Ontario, Canada	Senior Vice-President and Business Unit Leader

Marc Frechette California, USA	Senior Vice-President & Business Unit Leader and Senior Patent Counsel

Prashant Watchmaker Ontario, Canada	Senior Vice-President, General Corporate Counsel & Corporate Secretary

Stephen Thompson Ontario, Canada	Vice-President, Finance

Name and Place of Residence	Office(s) with WiLAN
Ken Stanwood California, USA	Chief Technology Officer

Except as disclosed below, each of the Company’s executive officers has been engaged for more than five years in his present principal occupation or in other capacities with WiLAN or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided by the individuals themselves and has not been independently verified by the Company.

James Douglas Skippen: June 2006 to present – President, Chief Executive Officer & Chief Legal Officer.

Michael Shaun McEwan: February 2008 to present – Chief Financial Officer of WiLAN.

Michael Vladescu: March 2012 to present – Chief Operating Officer of WiLAN; October 1996 to March 2012 – a series of executive positions with MOSAID Technologies Incorporated (now, Conversant Intellectual Property Management Inc.), with the final position being Vice-President, Licensing and Intellectual Property.

Andrew Parolin: November 2010 to present – Senior Vice-President, Licensing of the Company.

Marc J. Frechette: July 2013 to Present – Vice-President & Business Unit Leader and Senior Patent Counsel of WiLAN; October 2011 to April 2013 – Senior Vice President, Acacia Research Corporation; June 2007 to October 2011 – Vice President, Acacia Research Corporation.

Prashant Watchmaker: March 2015 to present – Senior Vice President, General Corporate Counsel & Corporate Secretary of WiLAN; October 2007 to March 2015 – Vice-President, Corporate Legal & Corporate Secretary of WiLAN.

Stephen Thompson: September 2016 to present – Vice-President, Finance of WiLAN; February 2011 to October 2016 – Chief Financial Officer, Northern Graphite Corporation.

Ken Stanwood: December 2015 to present – Chief Technology Officer of WiLAN; October 2010 to November 2015 – President, Wi-LAN Labs, Inc. (formerly Cygnus Broadband, Inc.).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, no director or executive officer of WiLAN and, to the knowledge of the Company, no shareholder holding a sufficient number of securities of WiLAN to materially affect its control is or was, in the 10 years preceding the date of this Annual Information Form, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the Company’s knowledge, Solutrea Corp. (formerly, Powerstar International Inc.) is subject to cease trade orders made by the Alberta Securities Commission and the Ontario Securities Commission due to delays in filing certain financial statements. Mr. James Skippen was a member of the board of Solutrea

Corp. from June 28 to December 31, 2007.

The Company understands that MedcomSoft Inc. filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008. Mr. John Gillberry was a member of the board of MedcomSoft Inc. from January 2, 2008 to November 1, 2008.

No director or executive officer of the Company and, to the knowledge of the Company, no shareholder holding a sufficient number of securities of WiLAN to materially affect its control, within the 10 years preceding the date of this Annual Information Form, has become bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.Audit Committee Information

Audit Committee Charter

The text of the Audit Committee’s Charter is attached at Appendix “A” to this Annual Information Form.

Composition

The current members of the Audit Committee are Roxanne Anderson, John Gillberry and Richard Shorkey (Chairman), each of whom is an “independent” director and each of whom is “financially literate” as such terms are defined in Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Education and Experience

Roxanne Anderson: Ms. Anderson holds B.Comm. and MBA degrees from McMaster University in Hamilton, Ontario, Canada and is a Chartered Professional Accountant with more than 25 years of industry experience principally with PricewaterhouseCoopers LLP where she held various roles including Managing Partner of the National Federal Government Service Practice and Managing Partner of the Ottawa, Canada office. She is a member of the Chartered Professional Accountants of Ontario and of CPA Canada. Ms. Anderson has been a member of the Board since May 13, 2015 and a member of the Audit Committee since June 24, 2015.

John Gillberry: Mr. Gillberry holds an MBA from the Ivey School of Business at the University of Western Ontario in London, Ontario, Canada. He was the Chief Executive Officer and a member of the Board of Directors of GuestLogix Inc., a global provider of ancillary-focused merchandising, payment and business intelligence technology to airlines and the passenger travel industry. Mr. Gillberry was the Chief Financial Officer and Chief Operating Officer of Coreworx Inc., an enterprise software development company, until its acquisition of Coreworx by Acorn Energy Inc. in July 2009. He has been a member of audit committees for private and public companies including serving as a board member and chair of the audit committee for Datawind Inc. and has been a financial consultant on corporate finance matters for several venture-backed businesses. Mr. Gillberry has been a member of the Board since May 2005 and has been a member of the WiLAN audit committee since fiscal 2005.

Richard Shorkey: Mr. Shorkey is a Chartered Professional Accountant with more than 35 years of industry experience holding senior financial and general management roles in a number of public and private companies. He is a member of the Chartered Professional Accountants of Ontario and of CPA Canada. Mr. Shorkey has been a member of the Board since March 22, 2007 and Chair of the Audit Committee since

May 10, 2007.

Pre-approval of Non-audit Services

The following describes WiLAN’s policy relating to the engagement of the external auditors for the provision of non-audit services.

When requiring the use of accounting, taxation and other consulting services, the Company will not utilize the services of the current external auditor where the delivery of the service may create a potential or perceived conflict of interest. Consulting services which require subsequent external auditing cannot be performed by WiLAN’s auditors. For greater clarity, the following consulting services do not present a conflict of interest: advice relating to the accounting treatment of new accounting pronouncements or services ancillary to the audit; preparation of corporate tax returns; and advice on tax related matters.

Non-audit services to be provided by the external auditors must be pre-approved by the Audit Committee.

External Auditor Service Fees (1)

	Fiscal 2016	Fiscal 2015
Audit Fees (2)	$130	$97
Audit-related Fees (3)	36	37
Tax Fees (4)	-	-
All Other Fees (5)	7	8
Total Fees Billed	$173	$142

Notes:

(1)	All amounts (including in these notes) are in thousands of US dollars.

(2)

“Audit Fees” consist of the aggregate fees of PricewaterhouseCoopers LLP, WiLAN’s auditors, for professional services rendered by them for the audit of the Company’s annual financial statements, reading the Company’s MD&A, and related services that are normally provided by them in connection with statutory and regulatory filings or engagements.

(3)

“Audit-related Fees” consist of the aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of WiLAN’s financial statements and are not reported as Audit Fees. Professional services provided include review and “selected procedures” of quarterly financial statements and accounting advice on certain matters.

(4)

“Tax Fees” consist of the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and review and filing of annual income tax returns.

(5)	“All Other Fees” consist of fees billed by PricewaterhouseCoopers LLP for products and services other than Audit Fees, Audit Related Fees and Tax Fees.

9.Legal Proceedings

In the normal course of WiLAN’s business, the Company is subject to various legal claims, as well as potential legal claims. While the results of litigation and claims cannot be predicted with certainty, WiLAN does not believe that any litigation to which the Company or its subsidiaries are party involves a claim for damages against WiLAN or any of its subsidiaries, exclusive of interest and costs, in excess of 10% of WiLAN’s consolidated assets, nor does the Company believe that any liability arising from any such litigation will have a material adverse effect on WiLAN’s consolidated financial position, results of operations or cash flows.

10.Interests in Material Transactions

No material transactions with the directors, senior officers, promoters or principal holders of WiLAN’s securities or any of their respective affiliates or associates have occurred in the last three completed fiscal years or the current fiscal year. All of the Company’s current executive officers were hired during the period from May 2006 through October 2016, and entered into employment agreements with WiLAN in the normal course of business.

11.Transfer Agent and Registrar

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario.

12.Material Contracts

WiLAN did not enter into any material contracts during its 2016 fiscal year other than in the ordinary course of its business and the Company is not currently party to any material contracts entered into in prior fiscal years that are still in effect other than in the ordinary course of its business.

13.Interests of Experts

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, 99 Bank Street, Suite 800, Ottawa, Ontario, K1P 1E4 who were appointed on October 25, 2006. PricewaterhouseCoopers LLP has confirmed their independence in accordance with the Institute of Chartered Professional Accountants of Ontario.

14.Additional Information

Additional information with respect to WiLAN, including remuneration and indebtedness of directors and officers, principal holders of the Company’s securities and options to purchase securities is contained in the information circular in respect of the annual and special meeting of shareholders currently scheduled to be held on April 20, 2017 that will be delivered to shareholders in advance of that meeting. Additional financial information is provided in WiLAN’s fiscal 2016 audited financial statements and management’s discussion and analysis for its 2016 fiscal year. Additional information relating to the Company may be found on the SEDAR website at www.sedar.com.

Appendix “A” – Wi-LAN Inc. - Audit Committee Mandate

Wi-LAN INC.

AUDIT COMMITTEE MANDATE

1.	Policy Statement

Wi-LAN Inc. (“WiLAN”) has established and maintains an Audit Committee (the “Committee”) to assist WiLAN’s directors (individually, each, a “Director” and collectively the “Board”) in carrying out the Board’s oversight responsibility for WiLAN’s accounting, internal controls, financial reporting, audits of financial statements and enterprise risk management processes.

The Committee shall be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including appropriate administrative support. Without limiting the generality of the foregoing, WiLAN shall provide for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of: (a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Corporation (the “Auditors”); (b) compensation to any advisers employed by the Committee under Section 4(c)(iii) below; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

If determined appropriate by the Committee, it shall have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or other experts. The Committee shall have unrestricted access to the Auditors, is authorized to seek any information that it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

2.	Composition of Committee

(a)

The Committee shall consist of a minimum of 3 Directors. The Board shall appoint the members of the Committee and may seek the advice and assistance of the Nominating Committee and Governance Committee of the Board in identifying qualified candidates. The Board shall appoint one member of the Committee to be the chair of the Committee (the “Chair”).

(b)

All of the members of the Committee shall be Directors who are independent within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, Rule 10A-3(b)(1) under the United States Securities Exchange Act of 1934 and the rules of any stock exchange or market on which WiLAN’s shares are listed or posted for trading (collectively, “Applicable Governance Rules”). In this Mandate, the term “independent” includes the meanings given to similar terms by Applicable Governance Rules, including the terms “non-executive”, “outside” and “unrelated” to the extent such terms are applicable under Applicable Governance Rules. No member of the Committee shall have participated in the preparation of the financial statements of WiLAN or any current subsidiary of WiLAN at any time during the past 3 years.

(c)

All members of the Committee must be “financially literate” as such term is used in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators and subject to the provisions of the Applicable Governance Rules.

(d)

At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background that results in the individual’s financial sophistication, including service as a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities or otherwise satisfy standards for financial expertise required for audit committees of companies listed on the Nasdaq Stock Market.

(e)

At least one member of the Committee must be an “audit committee financial expert” as defined by the applicable rules set out by the United States Securities and Exchange Commission or any other applicable regulatory authority.

(f)	Each Director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until their resignation.

3.	Meetings of the Committee

(a)

The Committee shall convene a minimum of four times each year at such times and places as may be determined by the Chair, and whenever a meeting is requested by the Board, a member of the Committee, the Auditors or WiLAN’s senior management. Scheduled meetings of the Committee shall correspond with the review of the quarterly and year-end financial statements, management discussion and analysis, and related press releases.

(b)	The provisions of WiLAN’s applicable By-Laws shall govern the calling of and procedures for any meeting of the Committee.

(c)

In the absence of the Chair, the members of the Committee shall choose one of the members present to be chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the secretary of the meeting.

(d)

The Committee shall invite the Chief Executive and Chief Financial Officers of the Company, and may invite such other persons to attend meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Mandate or by applicable laws.

(e)	Each Director who is not a member of the Committee may attend any meetings of the Committee.

(f)	The Committee may invite the Auditors to be present at any meeting of the Committee and to comment on any financial statements or on any of the financial aspects of WiLAN.

(g)	The Committee shall meet with the Auditors separately from individuals other than the Committee and may meet separately with management of WiLAN.

(h)

Minutes shall be kept of all meetings of the Committee and shall be signed by the chair and the secretary of the meeting. The Chair shall circulate the minutes of the meetings of the Committee to all members of the Board.

4.	Duties and Responsibilities of the Committee

(a)

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment (through nomination to the shareholders), compensation, retention and oversight of the work of the Auditors, and the Auditors must report directly to the Committee. Specifically, the Committee will select, evaluate and nominate the external auditors to be proposed for appointment or reappointment, as the case may be, by the shareholders, and will have responsibility for determining at any time whether the Board should recommend to WiLAN’s shareholders whether the incumbent Auditors should be removed from office.

(b)	The other primary duties and responsibilities of the Committee are to:

(i)	identify and monitor the management of the principal risks that could impact the financial reporting of WiLAN;

(ii)	monitor the integrity of WiLAN’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(iii)	monitor the independence, objectivity and performance of the Auditors, including, without limitation:

1.	ensuring the Committee’s receipt from the Auditors at least annually of a formal written statement delineating all relationships between the Auditors and WiLAN;

2.	actively engaging in dialogue with the Auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditors; and

3.	taking, or recommending that the Board take, appropriate action to oversee the independence of the Auditors;

(iv)	deal directly with the Auditors to approve external audit plans, other services (if any) and fees;

(v)	directly oversee the external audit process and results (in addition to items described in Section 4(e) below);

(vi)	provide an avenue of communication between the Auditors, management and the Board; and

(vii)

carry out a review designed to ensure that an effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual.

(c)	The Committee shall have the authority to:

(i)	inspect any and all of WiLAN’s and its subsidiaries’ books and records;

(ii)	discuss with the management of WiLAN and its subsidiaries, any affected party and the Auditors, such accounts, records and other matters as any member of the Committee considers appropriate;

(iii)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(iv)	set and pay the compensation for any advisors engaged by the Committee.

(d)	The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as considered appropriate.

(e)	The Committee shall:

(i)	review the annual audit plan with the Auditors and with management;

(ii)

review with the Auditors the critical accounting policies and practices used by WiLAN, all alternative treatments of financial information within generally accepted accounting principles that the Auditors have discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the Auditors;

(iii)

discuss with management and the Auditors any proposed changes in major accounting policies or principles, the presentation and impact of material risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

(iv)	review with management and the Auditors material financial reporting issues arising during the most recent financial period and the resolution or proposed resolution of such issues;

(v)

review any problems experienced or concerns expressed by the Auditors in performing any audit, including any restrictions imposed by management or any material accounting issues on which there was a disagreement with management;

(vi)

review with the Auditors any accounting adjustments that were noted or proposed by the Auditors but that were “passed” (as immaterial or otherwise), any communications between the audit team and the Auditors’ national office respecting auditing or accounting issues presented by the engagement, any “management” or “internal control” letter or schedule of unadjusted differences issued, or proposed to be issued, by the Auditors to WiLAN, or any other material written communication provided by the Auditors to WiLAN’s management;

(vii)	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(viii)

review and discuss with management and the Auditors any off-balance sheet transactions or structures and their effect on WiLAN’s financial results and operations, as well as the disclosure regarding such transactions and structures in WiLAN’s public filings;

(ix)

review the audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the Auditors and obtain an explanation from management of all material variances between comparative reporting periods;

(x)

consider and review with management, the internal control memorandum, if any, or management letter containing the recommendations of the Auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls and procedures for financial reporting of WiLAN and subsequent follow-up to any identified weaknesses;

(xi)

to the extent that it deems appropriate, review with management its evaluation of WiLAN’s procedures and controls designed to assure that information required to be disclosed in the Company’s periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by the appropriate regulatory authority for the filing of such reports (“Disclosure Controls”), and consider whether any changes are appropriate in light of management’s evaluation of the effectiveness of such Disclosure Controls;

(xii)	review with management and the Auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(xiii)

before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases;

(xiv)

review with management on a periodic basis the procedures surrounding the disclosure of financial information extracted or derived from WiLAN’s financial statements and assess the adequacy of these procedures;

(xv)	periodically meet separately with management and the Auditors;

(xvi)	discuss with management and the Auditors any correspondence with regulatory or governmental agencies that raise material issues regarding WiLAN’s financial statements or accounting policies;

(xvii)

pre-approve all audit and non-audit services to be provided to WiLAN or its subsidiaries by the Auditors, or the external auditors of subsidiaries of WiLAN, subject to the overriding principle that the Auditors not be permitted to be retained by WiLAN to perform internal audit outsourcing services or financial information systems services; provided that notwithstanding the foregoing provisions of this Section 4(e)(xvii), such pre-approval of non-audit services may be delegated to a member of the Committee, with any decisions of the member with the delegated authority reporting to the Committee at the next scheduled meeting;

(xviii)

approve the engagement letter for non-audit services to be provided by the Auditors or affiliates thereof together with estimated fees and consider the potential impact of such services on the independence of the Auditors;

(xix)

when there is to be a change of Auditors, review all issues and provide documentation related to the change, including the information to be included in the notice of change of auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and

(f)

The Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters which are directed to the Committee by any member of the Board, a shareholder of WiLAN, the Auditors or senior management.

(g)

Review with WiLAN’s Chief Executive and Chief Financial Officer any report on significant deficiencies in the design or operation of the internal controls that could adversely affect WiLAN’s ability to record, process, summarize or report financial data, any material weaknesses in internal controls identified to the Auditors, and any fraud, whether or not material, that involves management or other employees who have a significant role in WiLAN’s internal controls.

(h)	The Committee shall establish and maintain procedures for:

(i)	the receipt, retention and treatment of complaints received by WiLAN regarding accounting, internal accounting controls, or auditing matters;

(ii)	the confidential, anonymous submission by employees of WiLAN of concerns regarding questionable accounting or auditing matters; and

(iii)

reviewing arrangements by which WiLAN employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting and ensuring that arrangements are in place for proportionate and independent investigation and follow-up action.

(i)	The Committee shall review all related party transactions and discuss the business rationale for these transactions and determine whether appropriate disclosures have been made.

(j)

The Committee shall discuss with management WiLAN’s process for performing its quarterly certifications pursuant to Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.

(k)	The Committee shall discuss WiLAN’s major enterprise risk exposures and the steps management has taken to monitor and control such exposures.

(l)

The Committee shall review WiLAN’s compliance and ethics programs, including consideration of legal and regulatory requirements, and shall review with management its periodic evaluation of the effectiveness of such programs.

(m)

The Committee shall review WiLAN’s code of conduct and programs that management has established to monitor compliance with such code, and periodically, make recommendations to the Board regarding WiLAN’s code of conduct that the Committee shall deem appropriate.

(n)	The Committee shall review and approve WiLAN’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditors.

(o)	The Committee shall receive any reports from legal counsel of evidence of a material violation of securities laws or breaches of fiduciary duty by WiLAN.

(p)

The Committee shall review with WiLAN’s legal counsel, on no less than an annual basis, any legal matter that could have a material impact on WiLAN’s financial statements and any enquiries received from regulators or government agencies.

(q)	The Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.